Exhibit 99.2

LAKE SHORE GOLD CORP.
as Borrower

and

SPROTT RESOURCE LENDING PARTNERSHIP
as Agent

and

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

CREDIT AGREEMENT

Dated as of June 13, 2012

Credit Agreement - Execution Copy

(continued)

(continued)

Schedule A	Lenders and Individual Facility Commitments
Schedule B	Form of Compliance Certificate
Schedule C	Form of Assignment
Schedule D	Form of Drawdown Notice

(continued)

Page

Schedule E	Corporate Structure
Schedule F	Security Documents
Schedule G	Projects and Planning Act Lands
Schedule H	Goldcorp and Barrick Agreements
Schedule I	Material Contracts
Schedule J	Royalty Agreements

CREDIT AGREEMENT dated as of June 13, 2012 between Lake Shore Gold Corp., a corporation incorporated under the laws of Canada (the “Borrower”), the several lenders from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and Sprott Resource Lending Partnership, as administrative agent (the “Agent”).

WHEREAS the Borrower has requested the Lenders to provide to it certain credit facilities for the purposes set forth in Section 8.1(c);

AND WHEREAS the Lenders are each willing to severally provide such credit facilities to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

The following defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“1399724” means 1399724 Ontario Limited, an Ontario company.

“1583908” means 1583908, an Alberta company.

“$” denotes Canadian Dollars.

“Acquisition” means:

(a)                                 if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition; or

(b)                                 if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Additional Project” means any operating mine of any Company (a) in respect of which the book value of resource properties attributable to such operating mine as at the last day of the most recently completed Fiscal Quarter, based on the segmented information notes in the annual or quarterly financial statements of the Borrower most recently delivered to the Agent pursuant to Section 8.1(b)(i) and Section 8.1(b)(ii), as applicable, is greater than 15% of the Borrower’s consolidated book value of resource properties as at the last day of said Fiscal Quarter, expressed in U.S. dollars or (b) which holds deposits with Proven and Probable Reserves of gold that constitute greater than 15% of the Proven and Probable Reserves of the Borrower on a consolidated basis of such metal.  For certainty, none of the Timmins/Thunder Creek Mine Complex, the Bell Creek Complex, the Bell

Creek Mill, the Fenn-Gib Project or the Thorne Property shall constitute an Additional Project.

“Affiliate” means an affiliated body corporate and, for the purposes of this Agreement, (a) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person, and (b) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Agent” means Sprott Resource Lending Partnership, in its capacity as Agent of the Lenders, and any successor thereto pursuant to Section 11.12.

“Aggregate Commitment Amount” means, collectively, the Gold Loan Facility Commitment Amount and the Standby Line Facility Commitment Amount.

“Aggregate Individual Commitment Amount” means, in respect of any Lender, collectively, the amount of its Individual Gold Loan Facility Commitment plus the amount of its Individual Standby Line Facility Commitment.

“Agreement” means this credit agreement, including all Schedules hereto, in each case, as the same may be amended, revised, supplemented, restated, increased, extended or otherwise modified from time to time.

“Applicable Law” means all public laws, statutes, ordinances, decrees, judgments, codes, standards, acts, orders, by-laws, rules, regulations, approvals, permits and requirements of all Official Bodies, in each case having the force of law and which now or hereafter may be lawfully applicable to and enforceable against any Obligor or its property or any part thereof.

“Applicable Securities Legislation” means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions and such other jurisdictions as may be agreed to between the Borrower and the Agent.

“Assignment Agreement” means an agreement substantially in the form of Schedule C pursuant to which any Lender shall assign all or any portion of its Individual Gold Loan Facility Commitment or its Individual Standby Line Facility Commitment to any other Person, and such Person becomes party to this Agreement as a Lender.

“Banking Day” means any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario.

“Base Case Financial Model” means, at any particular time prior to the written approval by the Lenders of an updated Base Case Financial Model, the Initial Base Case Financial Model and, thereafter, the most recently updated Base Case Financial Model delivered by the Borrower to the Agent which has been approved in writing by the Lenders.  The Lenders will be entitled to engage the Independent Engineer (in consultation with the

Borrower at any time no Default has occurred and is outstanding) to review any updated Base Case Financial Model delivered by the Borrower if, when compared to the then approved Base Case Financial Model, the updated Base Case Financial Model evidences (a) any line item deviating by 10% or more, or (b) in the opinion of the Majority Lenders, acting reasonably, a material change to the operation of the Projects. The Base Case Financial Model shall encompass the consolidated long-term forecast of the Borrower, which shall include the forecasts of production, revenues, operating costs, capital expenditures, financial covenant calculations, hedge positions, Proven and Probable Reserves in respect of the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex, and projected free cash flow.

“Bell Creek Complex” means the contiguous Bell Creek, Vogel and Schumacher properties, comprising 2 crown mining leases, 5 freehold patents and 2 private mining leases, covering 451.2 hectares in Hoyle Township, Ontario, as more particularly described in Schedule G and including the Bell Creek Mill.

“Bell Creek Mill” means a gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a carbon-in-pulp process for gold recovery including associated building and surface infrastructure, offices and an approved tailings area, located on the Bell Creek Complex, Ontario.

“Calculation Date” has the meaning ascribed to it in Section 6.1.

“Canadian Dollar Equivalent Amount” means, means, with reference to any amount expressed in U.S. Dollars (the “Original Amount”), the amount in Canadian Dollars on the date such amount is being determined as herein provided, required to purchase the Original Amount of U.S. Dollars at the Noon Rate on the Business Day immediately preceding the date such conversion is to be made.

“Capital Expenditures” means, for any particular period, those expenditures of the Borrower on a consolidated basis which would, in accordance with generally accepted accounting principles, be considered capital expenditures of the Borrower for such period (specifically including those financed through Capital Leases).

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed and including, without limitation, equipment) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.  The amount of any Capital Lease at any date shall be the amount of the obligations in respect thereof which would be included on the balance sheet of the Borrower under GAAP.

“Cash” means cash and Cash Equivalents of the Borrower determined on a consolidated basis.

“Cash Equivalents” means (a)  securities issued or directly and fully guaranteed or insured by the Canadian or United States government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (b) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in Canada or the United States having capital and surplus in excess of $1,000,000,000, (c)

repurchase obligations for underlying securities of the types described in clauses (a) and (b) entered into with any financial institution meeting the qualifications specified in clause (b) above, (d) investment funds investing at least 95% of their assets in securities of the types described in clauses (a) to (c) above and (e) readily marketable direct obligations issued by any province of Canada or state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, or S&P with maturities of 24 months or less from the date of acquisition.

“Cash Proceeds of Realization” means the aggregate of (a) all Proceeds of Realization in the form of cash, and (b) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in Canadian dollars.

“Change of Control” means, if after the Closing Date,

(a)                                 any Person or one or more Persons acting jointly or in concert shall (a) acquire or otherwise become possessed of beneficial ownership (whether directly or indirectly and by whatever means) of more than 20% of the voting Shares of the Borrower or all or substantially all of the assets of the Borrower, or (b) succeed in having a sufficient number of nominees elected to the board of directors of the Borrower such that such nominees, when added to any existing director remaining on the board of directors of the Borrower after such election who is a nominee of such Person, will constitute a majority of the board of directors of the Borrower; or

(b)                                 at any time, during any period of 4 consecutive calendar weeks, a number of directors of the Borrower which, in the aggregate, is equal to or greater than a majority of all of the directors of the Borrower at the beginning of such 4 calendar week period, resigns.

“Closing Date” means the date of this Agreement.

“Common Shares” means common shares in the capital of the Borrower.

“Companies” means the Borrower and all Subsidiaries of the Borrower and “Company” means any one of the Companies.

“Composite Closing Value of Gold” means the Bloomberg composite closing value of gold (ticker : GOLD), or any successor or replacement or substitute reference price therefor acceptable to the Agent, acting reasonably.

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and “Controlled” shall have a similar meaning.

“Credit Documents” means this Agreement, the Guarantees, the Security Documents, the Perfection Certificate and all instruments and agreements executed and delivered by the Obligors in favour of the Agent for the benefit of the Lenders from time to time in connection with this Agreement or any other Credit Document.

“Credit Facilities” means the Gold Loan Facility and the Standby Line Facility, and “Credit Facility” means either one of them.

“Credit Facility Shares” means collectively, the Gold Loan Facility Shares, the Standby Line Facility Shares, the Standby Line Rollover Shares and the Standby Line Drawdown Shares.

“Current Assets” means, at any time, the current assets of the Borrower as shown on the Borrower’s balance sheet determined on a consolidated basis in accordance with GAAP.

“Current Liabilities” means, at any time, the current liabilities of the Borrower as shown on the Borrower’s balance sheet determined on a consolidated basis in accordance with GAAP.

“Current Ratio” means, at any time, the ratio of the Current Assets at such time to Current Liabilities at such time.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” has the meaning ascribed thereto in Section 3.5.

“Distribution” means:

(a)                                 the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in Shares of the Borrower;

(b)                                 the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)                                  the payment or prepayment of interest or the repayment or prepayment of principal with respect to any Indebtedness of the Borrower which is subordinated to the Secured Obligations.

“Drawdown Date” means the date specified in any Drawdown Notice as the date on which an advance of credit is proposed to be made hereunder.

“Drawdown Notice” means a notice substantially in the form of Schedule D hereto.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter plus, to the extent deducted in determining Net Income, the aggregate of:

(a)                                 Interest Expenses for such Fiscal Quarter;

(b)                                 consolidated income tax expenses of the Borrower for such Fiscal Quarter; and

(c)                                  consolidated depreciation and amortization expenses and other non-cash expenses of the Borrower for such Fiscal Quarter.

The calculation of EBITDA shall be determined in accordance with GAAP and shall be adjusted for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs.  For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.

“Enforcement Date” means the date on which the Agent notifies the Borrower, pursuant to Section 10.1, that all indebtedness of the Borrower to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 10.1, whichever occurs first.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” means any Applicable Law that addresses, is related to or is otherwise concerned with environmental, health or safety issues, including any Applicable Law relating to any emissions, releases or discharges of Hazardous Materials into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, existence, treatment, storage, disposal, transport, handling, clean-up or control of Hazardous Materials, each as amended from time to time.

“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 10.1.

“Exchanges” means the Toronto Stock Exchange and the NYSE Amex and, in each case, any successors thereto, and “Exchange” means either one of them.

“Fenn-Gib Project” means an area located approximately 60 kilometres east of Timmins, Ontario comprising 178 mining claims, patents and leases covering approximately 29 square kilometres, as more particularly described in Schedule G.

“Finance Parties” means the Agent and the Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Franco-Nevada Consent” means the consent of Franco-Nevada Corporation to encumber the properties subject to the Royalty Agreement dated February 29, 2012 made between the Borrower and Franco-Nevada Corporation.

“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants, including IFRS generally accepted accounting principles as incorporated therein.

“Gold Loan Facility” has the meaning ascribed thereto in Section 2.1.

“Gold Loan Facility Availability Period” means, in respect of the Gold Loan Facility, the period which begins on the Closing Date and ends on June 29, 2012.

“Gold Loan Facility Commitment Amount” means $35,000,000, as such amount may be reduced from time to time in accordance with Section 6.4.

“Gold Loan Facility Lenders” means (a) each Lender which, at any time and from time to time, has an Individual Gold Loan Facility Commitment at such time or, if all of the Individual Gold Loan Facility Commitments have terminated or expired, (b) each Lender which has advanced any portion of the outstanding principal amount under the Gold Loan Facility, and “Gold Loan Facility Lender” means any one of them.

“Gold Loan Facility Majority Lenders” means, at any time and from time to time, such group of Lenders (which are not Defaulting Lenders), whose Individual Gold Loan Facility Commitments aggregate at least two-thirds of the Gold Loan Facility Commitment Amount at such time.

“Gold Loan Facility Maturity Date” means May 31, 2015.

“Gold Loan Facility Payment Amount” means, in relation to any Gold Loan Facility Payment Date, the Canadian Dollar Equivalent Amount of the amount which is the product of the Notional Amount of Gold Ounces multiplied by the Composite Closing Value of Gold as at the Relevant Time on the Calculation Date for such Gold Loan Facility Payment Date.

“Gold Loan Facility Payment Date” means the last Banking Day in each of the 29 calendar months beginning in January, 2013 and ending in May, 2015.

“Gold Loan Facility Prepayment Amount” means, in respect of a prepayment of the Gold Loan Facility made on the occurrence of a sale of assets pursuant to Section 6.4 or a Change of Control pursuant to Section 6.8, the greater of (a) the number of Remaining Ounces multiplied by the average of the Composite Closing Value of Gold for each of the 10 trading days immediately preceding the Gold Loan Facility Prepayment Date, and (b) an amount sufficient to return to the Gold Loan Facility Lenders an internal rate of return of 15% on the Gold Loan Facility Commitment Amount as at the date of any Gold Loan Facility prepayment made pursuant to Section 6.4 or Section 6.8, calculated on a monthly compounding basis.

“Gold Loan Facility Prepayment Date” means the date, if any, on which all or any portion of the outstanding principal amount of the Gold Loan Facility is prepaid pursuant to Section 6.4 or Section 6.8.

“Gold Loan Facility Shares” has the meaning ascribed thereto in Section 4.3.

“Goldcorp” means Goldcorp Inc., a corporation incorporated under the laws of the Province of Ontario.

“Goldcorp Agreements” means the agreements set forth in Schedule H.

“Goldcorp Canada” means Goldcorp Canada Ltd., a corporation incorporated under the laws of Canada.

“Guarantee” means any guarantee to be entered into by a Guarantor in favour of the Agent for the benefit of the Finance Parties, in form and substance satisfactory to the Agent, and pursuant to which such Guarantor shall guarantee all of the Secured Obligations of the Borrower, as the same may be amended, modified, supplemented or replaced from time to time.

“Guarantors” means any Material Subsidiary of the Borrower which becomes a guarantor of the Borrower’s Secured Obligations pursuant to Section 8.1(s) and each individually, a “Guarantor”.

“Hazardous Materials” means any waste or other substance that is prohibited, controlled or regulated by any Environmental Law, including pollutants, contaminants, dangerous goods, substances, materials, wastes, any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials, prohibited, controlled or regulated by Environmental Law.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” of any Person means, without duplication, (a) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices, (b) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (c) obligations of such Person under any Capital Lease, (d) reimbursement obligations of such Person in respect of any letters of credit, letter of guarantee or surety bond (unless and to the extent such letters of credit, letters of guarantee or surety bonds are cash-collateralized), (e) to the extent accelerated, obligations of any Person under any gold or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction, and (f) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (a) to (e).

“Independent Engineer” means an independent technical consultant appointed by the Agent for and on behalf of the Lenders, acting reasonably.

“Individual Commitment” means, with respect to a particular Lender, its Individual Gold Loan Facility Commitment and/or its Individual Standby Line Facility Commitment, as the context requires.

“Individual Gold Loan Facility Commitment” means, in respect of any Gold Loan Facility Lender, its obligation to make Gold Facility Advances to the Borrower in the maximum amount set forth as its “Gold Loan Facility Commitment” opposite such Lender’s name in Schedule A, or in any Assignment Agreement, in each case, as such amount may be reduced from time to time in accordance herewith.

“Individual Standby Line Facility Commitment” means, in respect of any Standby Line Facility Lender, its obligation to make Standby Line Facility Advances to the Borrower in the maximum amount set forth as its “Standby Line Facility Commitment” opposite such Lender’s name in Schedule A, or in any Assignment Agreement, in each case, as such amount may be reduced from time to time in accordance herewith.

“Initial Base Case Financial Model” means the Base Case Financial Model dated June 1, 2012 delivered by the Borrower to the Agent (with confirmation of receipt of same delivered by the Lender to the Borrower on or before the date of this Agreement).

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to a Company and used in or necessary to the operation of its business.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.  The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity, or distributions or dividends paid, thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment, as determined in good faith by the Borrower.

“La Brash Property” has the meaning ascribed thereto in Section 7.1(v).

“Lenders” means the individual Persons listed on the signature pages hereto in such capacity and any other Person who becomes party to this Agreement pursuant to an Assignment Agreement, and “Lender” means any one of them.

“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (a) Net Indebtedness at the last day of such Fiscal Quarter to (b) Rolling EBITDA for such Fiscal Quarter.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), (including any agreement to give any of the foregoing and any filing of or agreement to give any financing statement under the PPSA or any similar action under any similar law of any other jurisdiction).

“Life of Mine” shall mean the period during which Proven and Probable Reserves of the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex are planned to be extracted.

“Loan” means, in respect of each Credit Facility, monies advanced by the Lenders to the Borrower under such Credit Facility pursuant to a Drawdown Notice.

“LSG” means LSG Holdings Corp., a British Columbia company.

“Majority Lenders” means, at any time and from time to time, (a) before the Standby Line Facility Lenders make an advance under the Standby Line Facility, the Gold Loan Facility Majority Lenders, and (b) after the Standby Line Facility Lenders make an advance under the Standby Line Facility, such group of Lenders (which are not Defaulting Lenders) whose Aggregate Individual Commitments Amount advanced hereunder aggregate at least two-thirds of the Aggregate Commitment Amount advanced hereunder at such time.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means, in the opinion of the Majority Lenders acting reasonably, a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a)                                 the business, prospects, operations, property, assets or financial condition of the Borrower, any material Subsidiary of the Borrower or any Project;

(b)                                 the ability of the Borrower or any other Obligor to perform its obligations under any Credit Document to which it is a party; or

(c)                                  the ability of any Finance Party to enforce its rights under any Credit Document.

Notwithstanding the foregoing, normal course price fluctuations in the commodity markets shall not, in and of themselves, be deemed to constitute a Material Adverse Effect.

“Material Contracts” means any agreement which (a) is necessary for the continuing operation and development of any Project as presently operated or planned to be operated, (b) provides revenue greater than $100,000 to the operations of any of the Obligors, or (c) contains terms and conditions which, upon breach, termination, non-renewal or non-performance, would constitute a Material Adverse Effect.

“Material Subsidiary” means any direct or indirect wholly-owned Subsidiary of the Borrower that (a) owns directly any property comprising any operating mine and in respect of which the book value of resource properties attributable to such Subsidiary as at the last day of the most recently completed Fiscal Quarter, based on the segmented information notes in the annual or quarterly financial statements, as applicable, of the Borrower most recently delivered to the Agent pursuant to Section 8.1(b)(i) and Section 8.1(b)(ii), is greater than 15% of the Borrower’s consolidated book value of resource properties as at the last day of said Fiscal Quarter, expressed in U.S. dollars or (b) holds deposits with Proven and Probable Reserves of gold that constitute greater than 15% of the Proven and Probable Reserves of the Borrower on a consolidated basis of such metal.

“MexCo” means Minera Golondrina, S. de R.L. de C.V., a corporation incorporated under the laws of Mexico.

“Mineral Title Opinion” means the title opinion of even date from Cassels Brock & Blackwell LLP confirming that the Borrower has good and marketable title to the Mining Claims save and except for any encumbrances noted therein.

“Mining Claims” means the fee simple and leasehold interests and unpatented mining claims with respect to the Projects, all as set forth in Schedule G.

“Ministry” means Her Majesty the Queen in Right of the Province of Ontario, as represented by the Ministry of Northern Development and Mines.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.

“Net Indebtedness” means, at any particular time, Total Indebtedness at such time less the Cash at such time.  For certainty, any Cash at any particular time that constitutes cash collateral for the purposes of clause (iv) of the definition of “Indebtedness” shall not constitute Cash for the purposes of determining Net Indebtedness at such time.

“Noon Rate” means, in relation to the conversion of U.S. Dollars into Canadian Dollars, the rate of exchange for such conversion quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange for wholesale transactions quoted by Royal Bank of Canada at Toronto, Ontario at approximately noon (local Toronto time)).

“Notional Amount of Gold Ounces” means, in relation to each Gold Loan Facility Payment Amount coming due on each Gold Loan Facility Payment Date, 947 ounces of gold, or 27,463 ounces of gold in the aggregate to be repaid through the 29 payments of the Gold Loan Facility contemplated in Section 6.1.

“Obligors” means the Borrower and each Guarantor.

“Official Body” means any national, state or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Participant” shall have the meaning ascribed thereto pursuant to Section 12.5.

“Perfection Certificate” means the certificate of a senior officer of each Obligor, addressed to the Agent, in form and substance satisfactory to the Agent, acting reasonably, and pursuant to which certain factual matters relating to such Obligor and the assets and property of such Obligor are certified true and correct as of the date of such certificate, together with all schedules and exhibits attached thereto or referred to therein.

“Permitted Acquisition” means any Acquisition with respect to which:

(a)                                 the business of the entity being acquired is, (in the case of a share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) the precious metals mining industry;

(b)                                 no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition; and

(c)                                  the financial covenants set out in Sections 8.1(x), 8.1(y) and 8.1(z) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition.

“Permitted Acquisition Indebtedness” means any Indebtedness resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the subject Permitted Acquisition and any Indebtedness incurred upon and following such Permitted Acquisition pursuant to any commitment which existed prior to, and not in contemplation of, the Permitted Acquisition (or any Indebtedness incurred in refinancing such Indebtedness or pursuant to any renewal or replacement commitment provided in all cases that the amount thereof is not increased).

“Permitted Indebtedness” means any one or more of the following:

(a)                                 the Secured Obligations;

(b)                                 Permitted Acquisition Indebtedness;

(c)                                  Indebtedness arising under Capital Leases and Purchase Money Indebtedness; provided that, at any particular time, the aggregate amount of such Indebtedness does not exceed US$25,000,000, and further provided that the aggregate amount of all security deposits given in respect of all Capital Leases shall not exceed 15% of the aggregate of all asset purchase prices payable in respect of such Capital Leases;

(d)                                 Indebtedness in respect of letters of credit, letters of guarantee or surety bonds in favour of a public utility or other Official Body when required by such utility or other Official Body in connection with the operations of any Company, all in the ordinary course of business;

(e)                                  trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices;

(f)                                   Indebtedness subordinated to the Indebtedness hereunder and under the other Credit Documents on such terms and conditions as the Agent (with the consent of the Majority Lenders) may approve, acting reasonably;

(g)                                  Indebtedness in respect of the Senior Credit Facilities up to a maximum amount equal to the sum of (i) $50,000,000, inclusive of the principal amount outstanding in respect of the Senior Credit Facilities and all other indebtedness, liabilities and obligations of the Borrower under the Senior Credit Agreement, including in respect of all Common Risk Management Agreements (as such term is defined in the Senior Credit Agreement), if any, and (ii) any interest, unpaid fees and reimbursable expenses payable under the Senior Credit Agreement in respect of the Senior Credit Facilities;

(h)                                 property specific Indebtedness subordinated to the Credit Facilities which is incurred as project finance indebtedness for future development of property, other than the Timmins/Thunder Creek Mine Complex, and the Bell Creek Mill, following completion of and in accordance with a bankable feasibility study in respect of such property; and

(i)                                     such other Indebtedness consented to by the Agent, with the consent of the Majority Lenders (to be given or withheld in their sole discretion) from time to time.

“Permitted Investments” means:

(a)                                 Investments in Cash;

(b)                                 Investment by one Obligor in another Obligor; and

(c)                                  subject to clause (b) above, Investments by the Borrower in any Company which is not an Obligor provided:

(i)                                     no Default or Event of Default exists at the time of making such Investment or would exist immediately following the making of such Investment; and

(ii)                                  the aggregate amount of such Investments in any Fiscal Year shall not exceed US$5,000,000.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)                                 the Security;

(b)                                 Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)                                  the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(d)                                 Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(e)                                  licenses, restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons;

(f)                                   the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by a Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)                                  the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, unemployment insurance, surety or appeal bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens arising in the ordinary course of business, or (iv) in connection with letters of credit, letters of guarantee or surety bonds in favour of a public utility or other Official Body;

(h)                                 security given to a public utility or any Official Body when required by such utility or Official Body in connection with the operations of a Company, all in the ordinary course of business;

(i)                                     the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Official Body;

(j)                                    title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(k)                                 applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(l)                                     Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Company’s portion of the fees, costs and expenses attributable to the processing of such minerals under any such processing or refining arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(m)                             Liens securing Indebtedness arising under clauses (b), (c) and (h) of the definition of Permitted Indebtedness;

(n)                                 the exceptions, encumbrances and limitations set forth in the Mineral Title Opinion in respect of the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex (including, without limitation, any notices registered under Section 118 of the Land Title Act (Ontario)  on title to the real property upon which such Projects are located) with respect to the real property or mining claims portion of the Security;

(o)                                 the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property;

(p)                                 royalties on the production or profits from mining which are in existence on the date hereof or are granted or assumed on property hereafter acquired in accordance with the terms hereof;

(q)                                 Liens granted pursuant to the Senior Credit Facilities;

(r)                                    Liens granted pursuant to the Security Documents; and

(s)                                   other Liens consented to in writing by the Agent from time to time.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Planning Act Lands” means the real property described under that title in Schedule G.

“PPSA” means the Personal Property Security Act (Ontario), as amended.

“Prepayment Amounts” means collectively, the Gold Loan Facility Prepayment Amount and the Standby Line Facility Prepayment Amount.

“Pro Rata Share” means at any particular time with respect to a particular (a) Gold Loan Facility Lender, the ratio of the Individual Gold Loan Facility Commitment of such Lender at such time to the aggregate of the Individual Gold Loan Facility Commitments of all of the Gold Loan Facility Lenders at such time, or (b) Standby Line Facility Lender, the ratio of the Individual Standby Line Facility Commitment of such Lender at such time to the aggregate of the Individual Standby Line Facility Commitments of all of the Standby Line Facility Lenders at such time.

“Project Document” means any agreement, contract, license, permit, instrument, lease, easement or other document which (a) deals with or is related to the construction, operation or development of any of the Projects; and (b) is executed from time to time by or on behalf of or is otherwise made or issued in favour of any Obligor.

“Projects” means the Timmins/Thunder Creek Mine Complex, the Bell Creek Complex (including the Bell Creek Mill), the Fenn-Gib Project, the Thorne Property, the Planning Act Lands and any Additional Projects.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from a Guarantor pursuant to a Guarantee (a) after any notice being sent by the Agent to the Borrower pursuant to Section 10.1 declaring all indebtedness of the Borrower hereunder to be immediately due and payable, (b) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto), or (c) upon the enforcement of, or any action taken with respect to, a Guarantee or the Security Documents.  For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Proven and Probable Reserves” shall mean the aggregate of the Proven Mineral Reserves and Probable Mineral Reserves of gold, as such terms are defined in and measured in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines then applicable for the grade and contained amount of the gold scheduled for extraction, and demonstrated to be mineable at a profit at a stated price.

“Purchase Money Indebtedness” means Indebtedness incurred by a Company as part of, or issued or incurred by such Company to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Company.

“RBC Cash Collateral” has the meaning ascribed thereto pursuant to Section 7.1(z).

“Receiver” means a receiver, receiver and manager, or other Person having similar powers or authority appointed by the Agent or by a court at the instance of the Agent in respect of the Secured Assets or any part thereof.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing of a Hazardous Substance into the Environment, whether intentional or unintentional.

“Relevant Jurisdictions” means, from time to time, any jurisdictions in which any of the Obligors have material properties or assets, or in which they carry on business being, on the date hereof, the Province of Ontario.

“Relevant Lenders” means, in respect of each Credit Facility, the Lenders which hold an Individual Commitment in such Credit Facility.

“Relevant Time” means, in relation to any Calculation Date, 4:00 p.m. (New York time) on such day or if the Gold Loan Facility Payment Amount cannot be calculated as at such time because the Composite Closing Value of Gold is not available at such time, then “Relevant Time” shall mean such time which is as close to 4:00 p.m. (New York time) as reasonably practical (as determined by the Agent with the consent of the Gold Loan Facility Majority Lenders, acting reasonably), or if the Composite Closing Value of Gold is not available at all for such day, “Relevant Time” shall be the close of business (New York time) on the immediately preceding Banking Day.

“Remaining Ounces” means the aggregate number of Notional Amount of Gold Ounces remaining to be paid pursuant to Section 6.1 from time to time, after deducting the number of Notional Amount of Gold Ounces actually paid pursuant to Section 6.1 from the 27,463 Notional Amount of Gold Ounces contemplated to be paid pursuant to Section 6.1.

“Reporting Jurisdictions” means the Provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec, and United States.

“Reserve Tail Ratio” means, as of any particular date, the ratio expressed as a percentage of (a) the then current forecasted consolidated production of ounces of contained gold from the Proven and Probable Reserves for the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex from the Maturity Date through the remainder of the Life of Mine as set forth in the Base Case Financial Model divided by (b) the remaining Proven and Probable Reserves for contained gold forecast to be produced from the relevant Projects for the Life of Mine as set forth in the Base Case Financial Model.  For the purposes of this definition, production of gold shall be calculated in the manner set forth in the Base Case Financial Model utilizing the Proven and Probable Reserves for the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex verified and accepted by the Independent Engineer.

“Rolling EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)           the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)           any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with generally accepted accounting principles on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition,

(a)           for the Fiscal Quarter during which such date occurs (the “Pro Forma Fiscal Quarter”), pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of such Fiscal Quarter multiplied by four;

(b)           for the first Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter multiplied by two;

(c)           for the second Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter multiplied by 4/3; and

(d)           for the third Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the two immediately preceding Fiscal Quarters and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc. and its successors.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which the Borrower or any of its Subsidiaries (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Secured Assets” means:

(a)           all of the present and future assets, property and undertaking of the Obligors that relate to the Projects;

(b)           all of the present and future Shares of each Guarantor; and

(c)           any and all proceeds of any of the foregoing.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Credit Documents and Secured Obligations of a particular Obligor shall mean all Indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Credit Documents to which such Obligor is a party.  For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” means the security documents which, in the reasonable opinion of the Agent, are required to be entered into from time to time by each Obligor in favour of the Agent in order to grant to the Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance satisfactory to the Agent and to include the security documents described in Schedule F hereto.

“SEDAR” means the System for Electronic Document Analysis and Retrieval established by the Canadian Securities Administrators for electronically filing securities related information with Canadian securities regulatory authorities.

“Senior Credit Facilities” means credit facilities made available to the Borrower pursuant to a credit agreement (the “Senior Credit Agreement”) dated as of February 24, 2011 between the Borrower, the lending institutions from time to time parties thereto as lenders, and UniCredit Bank AG, as administrative agent, and any replacement thereof where the replacement facility is on substantially similar terms, in either case, therein providing for a revolving term credit facility in a maximum principal amount of USD50,000,000.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“Standby Line Drawdown Shares” has the meaning ascribed thereto in Section 4.5.

“Standby Line Facility” has the meaning ascribed thereto in Section 2.1.

“Standby Line Facility Availability Period” means, in respect of the Standby Line Facility, the period which begins on November 1, 2012 and ends on March 31, 2013.

“Standby Line Facility Commitment Amount” means $35,000,000, as such amount may be reduced from time to time in accordance with Section 6.4 and Section 6.7.

“Standby Line Facility Lenders” means each Lender which, at any time and from time to time, (a) has an Individual Standby Line Facility Commitment at such time or, if all of the Individual Standby Line Facility Commitments have terminated or expired, (b) a Lender which has advanced any portion of the outstanding principal amount under the Standby Line Facility, if any, and “Standby Line Facility Lender” means any one of them.

“Standby Line Facility Majority Lenders” means, at any time and from time to time, such group of Lenders (which are not Defaulting Lenders) whose Individual Standby Line Facility Commitments aggregate at least two-thirds of the Standby Line Facility Commitment Amount at such time.

“Standby Line Facility Maturity Date” means January 1, 2015.

“Standby Line Facility Prepayment Amount” means in respect of any prepayment made pursuant to Section 6.4 or Section 6.8, the outstanding principal amount of the Standby Line Facility, together with all accrued but unpaid interest thereon, provided always that not less than six months of interest on the outstanding principal amount of the Standby Line Facility shall have been paid, and if not previously paid, shall be included in such prepayment amount made pursuant to Section 6.4 or Section 6.8, and all other fees and expenses payable hereunder.

“Standby Line Facility Shares” has the meaning ascribed thereto in Section 4.4.

“Standby Line Rollover Shares” has the meaning ascribed thereto in Section 4.6.

“Structuring Fee” has the meaning ascribed to it in Section 4.7.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower as goodwill and intangible assets.

“Taxes” means all taxes, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.

“Term Sheet” means the Term Sheet for Credit Facility dated April 9, 2012 between the Agent and the Borrower.

“Thorne Property” means an area located within the Thorneloe township (G-3229), Porcupine Mining Division, Ontario, comprising 95 unpatented claims covering approximately 2,320 hectares, as more particularly described on Schedule G.

“Timmins/Thunder Creek Mine Complex” means (a) the contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases and 18 individual patented claims) covering approximately 395 hectares located in the townships of Bristol and Carscallen, Ontario, and (b) the 54-claim unit package (37 staked claims and 3 mining leases) comprising 948.9 hectares adjacent to and southwest of the Timmins Mine in the townships of Bristol and Carscallen, Ontario, in each case,  as more particularly described in Schedule G.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis at such time.

“Total Indebtedness to Tangible Net Worth Ratio” means, at any particular time, the ratio of Total Indebtedness at such time to Tangible Net Worth at such time.

“Transfer” means, in relation to shares or other equity interests in any Person, the sale, gift, disposition or other transfer, directly or indirectly, including by way of encumbrance, of any registered or beneficial title in or to such shares or equity interests.

“Vogel Property” means the lands subject to the lease agreement dated July 1, 1994 between Mary Vogel, as lessor, and Edward Ludwig, as lessee (the leasehold interest of Edward Ludwig being currently held by the Borrower).

1.2                          Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                          Plural and Singular; Including

Where the context so requires, words importing the singular number shall include the plural and vice versa.  The words “include”, “includes”, and “including” mean “include” (or “includes” or “including”) without limitation.

1.4                          Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5                          Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this Agreement shall mean lawful money of Canada.

1.6                          Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 12.1, such service to become effective five Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7                          Time of the Essence

Time shall in all respects be of the essence of this Agreement.

1.8                          Non-Banking Days

Whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9                          Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10                        Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time in the case of a Loan, the principal amount thereof.

1.11                        Schedules

Each and every one of the schedules which is referred to in this Agreement and attached to this Agreement shall form a part of this Agreement.

1.12                        Extension of Credit

For the purposes hereof, each drawdown shall be deemed to be an extension of credit to the Borrower hereunder.

1.13                        Accounting Terms — GAAP

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

1.14                        Change in Accounting Policies

Whereas the Borrower may adopt new accounting policies from time to time (including with respect to IFRS), whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this Agreement or any other Credit Document, then the Borrower, the Agent and the Lenders agree to enter into negotiations in order to amend such provisions of this Agreement or such Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower’s financial condition, financial covenants, financial covenant thresholds or terms used in this Agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders.  If the Borrower and such Majority Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this Agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

ARTICLE 2
CREDIT FACILITY

2.1                          Establishment of Credit Facility

Subject to the terms and conditions hereof, (a) the Gold Loan Facility Lenders hereby severally establish in favour of the Borrower a non-revolving term credit facility (the “Gold Loan Facility”) in an amount equal to the Gold Loan Facility Commitment (as such amount may be reduced from time to time in accordance with the terms hereof), and (b) the Standby Line Facility Lenders hereby severally establish in favour of the Borrower a non-revolving term credit facility (the “Standby Line Facility”) in an amount equal to the Standby Line Facility Commitment (as such amount may be reduced from time to time in accordance with the terms hereof).

2.2                          Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under the Credit Facilities from time to time provided that the aggregate amount of credit extended by (a) each Gold Loan Facility Lender under the Gold Loan Facility shall not at any time exceed the Individual Gold Loan Facility Commitment of such Lender, (b) each Standby Line Facility Lender under the Standby Line Facility shall not at any time exceed the Individual Standby Line Facility Commitment of such Lender, and further provided that (c) the aggregate amount of credit outstanding under the Gold Loan Facility shall not at any time exceed the amount of the Gold Loan Facility Commitment Amount, and (d) the aggregate amount of credit outstanding under the Standby Line Facility shall not at any time exceed the amount of the Standby Line Facility Commitment Amount.  All credit requested under each Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders thereunder.  Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown or rollover.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under either Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under a Credit Facility.  The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under a Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the relevant Credit Facility.

2.3                          Termination of Credit Facilities

(a)           The Gold Loan Facility shall terminate upon the earliest to occur of:

(i)            the termination of the Credit Facilities in accordance with Section 10.1;

(ii)           June 29, 2012, if no advance of the Gold Loan Facility has been made by such date; and

(iii)          the Gold Loan Facility Maturity Date.

(b)           The Standby Line Loan Facility shall terminate upon the earliest to occur of:

(i)            the termination of the Credit Facilities in accordance with Section 10.1;

(ii)           June 29, 2012, if no advance of the Gold Loan Facility has been made by such date;

(iii)          the expiry date of the Standby Line Facility Availability Period if no advance of the Standby Line Facility has been made by such date; and

(iv)          the Standby Line Facility Maturity Date.

(c)           Upon the termination of each Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit under such Credit Facility shall automatically terminate.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1                          Credit Availments

Subject to the terms and conditions hereof, including satisfaction of the conditions set out in Section 9.1 and Section 9.2, the Borrower may obtain credit from the Relevant Lenders under (a) the Gold Loan Facility, by way of a single Loan in the maximum amount of the Gold Loan Facility Commitment Amount made in accordance with Section 3.3, and (b) the Standby Line Facility, by way of not more than 2 Loans in the aggregate maximum amount of the Standby Line Facility Commitment Amount made in accordance with Section 3.2.  Upon completion of the Borrower’s deliveries set forth in Sections 4.3 and 4.4, the Gold Loan Facility Lenders shall deposit the proceeds of the Gold Loan Facility with Davis LLP, in trust, to be held by Davis LLP in trust pending the satisfaction of the conditions precedent to the advance of the Gold Loan Facility and receipt of instructions from the Agent to release such Gold Loan Facility proceeds to the Borrower or as the Borrower may direct.

3.2                          Standby Line Facility : Availability Period

Subject to the terms and conditions hereof, including satisfaction of the conditions precedent set out in Section 9.1 and Section 9.2, the Standby Line Facility will be made available in minimum amounts of $10,000,000 pursuant to a Drawdown Notice duly completed and executed in respect of each advance (which shall be irrevocable) delivered to the Agent during the Standby Line Facility Availability Period no later than 10:00 a.m. (Toronto time) on the day which is 5 Banking Days prior to the proposed date of each Loan.  The proposed date of any Loan specified in a Drawdown Notice shall be a Banking Day.

3.3                          Gold Loan Facility : Availability Period

Subject to the terms and conditions hereof, including satisfaction of the conditions precedent set out in Section 9.1 and Section 9.2, the Gold Loan Facility will be made available in a single Loan pursuant to a Drawdown Notice duly completed and executed in respect of such Loan (which shall be irrevocable) delivered to the Agent during the Gold Loan Facility Availability Period no later than 10:00 a.m. (Toronto time) on the day which is 5 Banking Days prior to the proposed date of the Loan.

The proposed date of the Loan specified in the Drawdown Notice shall be a Banking Day.

3.4                          Funding of Loans

Except as contemplated in Section 3.1, each Lender shall make available to the Agent its Pro Rata Share of the principal amount of each Loan under a Credit Facility prior to 11:00 a.m. (Toronto time) on the date of the extension of credit.  The Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 9 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the account of the Borrower designated by the Borrower to the Agent in writing.  Unless the Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Agent its Pro Rata Share of such Loan, the Agent may assume that such Lender has made such portion of the Loan available to the Agent on the date of the extension of credit in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If the Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon at the rate applicable to the Standby Line Facility, calculated in accordance with Section 4.1 for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Agent forthwith after demand therefor by the Agent.  The amount payable by each Lender to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this Agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.5                          Failure of Lender to Fund Loan

If any Lender fails to make available to the Agent its Pro Rata Share of any Loan under a Credit Facility as required (a “Defaulting Lender”) and the Agent has not funded pursuant to Section 3.4, the Agent shall forthwith give notice of such failure by such Defaulting Lender to the Borrower and the Relevant Lenders and such notice shall state that any Relevant Lender may make available to the Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Agent be obliged to do so) in the place and stead of the Defaulting Lender.  If more than one Relevant Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower.  In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the

Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender and non-receipt by such Defaulting Lender will not constitute a breach of the Borrower of this Agreement.

3.6                          Time and Place of Payments

The Borrower covenants and agrees to establish and maintain throughout the term of the Credit Facilities a pre-authorized electronic debit arrangement with a financial institution on terms satisfactory to the Agent, pursuant to which all payments coming due to the Agent for itself and for the rateable benefit of the Relevant Lenders in respect of payment of fees and repayment of principal, interest and other amounts coming due under this Agreement shall be made. All payments made by the Borrower pursuant to this Agreement or pursuant to any other Credit Document shall be made before 12:00 noon (Toronto time) on the day specified for payment and the Agent shall be entitled to withdraw the amount of any payment due to the Agent or the Lenders hereunder from such account on the day specified for payment.  Any payment received after 12:00 noon (Toronto time) on the day specified for such payment shall be deemed to have been received before 12:00 noon (Toronto time) on the immediately following Banking Day.

3.7                          Remittance of Payments

Forthwith after the withdrawal from the account of the Agent referred to in Section 3.6 by the Agent of any payment of principal, interest, fees or other amounts for the benefit of the Agent and the Relevant Lenders pursuant to Section 3.6, the Agent shall, subject to Sections 3.5 and 5.3 remit to each such Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.4, to make available to the Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, a prepayment), interest, fees or other amount under a Credit Facility, remits to each Relevant Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Agent to collect such amount (without in any way obligating the Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the rate applicable to the Standby Line Facility, calculated in accordance with Section 4.1 for each day from the date such amount is remitted to the Lender until the date such amount is paid or repaid to the Agent, the exact amount of the repayment required to be made by the Lender pursuant hereto to be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8                          Evidence of Indebtedness

The Agent shall maintain accounts wherein the Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders or the Agent hereunder, including standby fees.  The Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this Agreement.

3.9                          Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.4 with respect to the funding of Loans in accordance with each Lender’s Pro Rata Share, the Agent shall be entitled to reallocate the funding obligations under the Gold Loan Facility and the Standby Line Facility, respectively, among the Gold Loan Facility Lenders and the Standby Line Facility Lenders, respectively,  in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under each Credit Facility by all of the Lenders thereunder, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment in respect of either Credit Facility.

ARTICLE 4
INTEREST AND FEES

4.1                          Standby Line Facility : Interest

Interest shall accrue on the outstanding principal amount of the Standby Line Facility from the date of advance to the Borrower, as well as on all overdue amounts outstanding in respect of interest, costs or other fees or expenses payable hereunder, at the rate of nine and three quarters percent (9.75%) per annum, calculated daily and compounded monthly on the basis of a year of 360 days (effective annual rate of 10.20%), and shall be payable by the Borrower to the Agent for the rateable benefit of the Standby Line Facility Lenders monthly on the last Banking Day of every month, before as well as after each of maturity, default and judgment.

4.2                          General Interest Rules

(a)           For the purposes hereof, whenever interest is calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 days or such other number of days in such period, as the case may be.

(b)           Interest on each Loan made under the Standby Line Facility and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)           Excepting only as otherwise expressly provided herein (including in Section 6.2), if the Borrower fails to pay any interest, fee or other amount of any nature payable by it to the Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal the rate of interest then applicable to any outstanding Loan in accordance with Section 4.1. Such interest on overdue amounts shall become due and be paid on demand made by the Agent.

(d)           In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by Applicable Law (including, for certainty, Section 347 of the Criminal Code

(Canada)) and the Borrower shall not be obligated to make any payment hereunder in excess of such rate.  In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law.

4.3                          Gold Loan Facility Fee

(a)           In consideration of the Gold Loan Facility Lenders entering into this Agreement to provide the Gold Loan Facility, the Borrower shall, within 10 Business Days of the date of this Agreement (the “Share Delivery Date”), deliver to the Agent or as the Agent may direct, for the rateable benefit of the Gold Loan Facility Lenders (and any other lender to whom a Gold Loan Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), share certificates representing an aggregate of 1,923,077 Common Shares at a deemed subscription price of $0.88 per Common Share (“Gold Loan Facility Shares”).  The Gold Loan Facility Shares shall be subject to a hold period under Applicable Law (including Applicable Securities Legislation) of not more than four months and one day from the date of issuance of the Gold Loan Facility Shares.  The Gold Loan Facility Shares shall be fully earned and non-refundable when issued.

(b)           If for any reason the Borrower has not issued and delivered the Gold Loan Facility Shares on or before the earlier of (i) June 29, 2012, (ii) the date the advance of the Gold Loan Facility is available for drawdown by the Borrower and (iii) the date of any Default or Event of Default hereunder (the “Cash Payment Date”), in lieu of delivery of the Gold Loan Facility Shares, the Borrower shall pay a Gold Loan Facility fee to the Agent or as the Agent may direct, for the rateable benefit of the Gold Loan Facility Lenders (and any other lender to whom a Gold Loan Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), in cash in an amount equal to the greater of (x) an amount equal to the number of Gold Loan Facility Shares issuable under this Section 4.3 multiplied by the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of this Agreement and (y) an amount equal to the number of Gold Loan Facility Shares issuable under this Section 4.3 multiplied by the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the Cash Payment Date.  Notwithstanding the foregoing, the obligation to pay the Gold Loan Facility fee referred to in this Section 4.3(b) shall not arise until after the Share Delivery Date.

4.4                          Standby Line Facility Fee

(a)           In consideration of the Standby Line Facility Lenders entering into this Agreement to provide the Standby Line Facility, the Borrower shall, on or prior to the Share Delivery Date, deliver to the Agent or as the Agent may direct, for the rateable benefit of the Standby Line Facility Lenders (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), share certificates representing an aggregate of 3,076,923 Common Shares at a deemed subscription price of $0.88 per Common Share (“Standby Line Facility Shares”).  The Standby Line Facility Shares shall be subject to a hold period under Applicable Law (including Applicable Securities Legislation) of not more than four months and one day from the date of issuance of the Standby Line Facility Shares.  The Standby Line Facility Shares shall be fully earned and non-refundable when issued.

(b)           If for any reason the Borrower has not issued and delivered the Standby Line Facility Shares on or before the Cash Payment Date, in lieu of delivery of the Standby Line Facility Shares, the Borrower shall pay a Standby Line Facility fee to the Agent or as the Agent may direct, for the rateable benefit of the Standby Line Facility Lenders (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), in cash in an amount equal to the greater of (x) an amount equal to the number of Standby Line Facility Shares issuable under this Section 4.4 multiplied by the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of this Agreement and (y) an amount equal to the number of Standby Line Facility Shares issuable under this Section 4.4 multiplied by the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the Cash Payment Date.  Notwithstanding the foregoing, the obligation to pay the Standby Line Facility fee referred to in this Section 4.4(b) shall not arise until after the Share Delivery Date.

4.5                          Standby Line Drawdown Fee

In consideration of the Standby Line Facility Lenders making the Standby Line Facility available to the Borrower pursuant to the terms hereof, on the date of each advance made by the Lenders under the Standby Line Facility (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), the Borrower shall pay to the Agent, or as the Agent may direct, for the rateable benefit of the Standby Line Facility Lenders, a fee (each, a “Standby Line Drawdown Fee”) in the amount of 2% of the aggregate amount of such advance, payable at the Borrower’s election either in the form of (a) subject to receipt by the Borrower and delivery to the Agent of all required Exchange approvals for the issuance and listing thereof, Common Shares (the “Standby Line Drawdown Shares”) the number of which shall be determined on the basis of a price per Common Share equal to a 10% discount to the 10-day volume weighted average trading price of such Common Shares as they trade on the Toronto Stock Exchange immediately prior to the date of such advance, or (b) cash.  The Standby Line Drawdown Fee shall be payable concurrently with and shall be deemed to be fully earned upon the date of advance under the Standby Line Facility, and shall be non-refundable.  The Standby Line Drawdown Shares shall be subject to a maximum hold period under Applicable Law (including Applicable Securities Legislation) of four months and one day from their date of issuance.

4.6                          Standby Line Rollover Fee

In consideration of the Standby Line Facility Lenders making the Standby Line Facility available to the Borrower pursuant to the terms hereof, on December 31, 2013 (the “Rollover Fee Payment Date”), the Borrower shall pay to the Agent, or as the Agent may direct, for the rateable benefit of the Standby Line Facility Lenders (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), a fee (each, a “Standby Line Rollover Fee”) in the amount of 4% of the aggregate amount of the outstanding principal under the Standby Line Facility on such date, payable at the Borrower’s election either in the form of (a) subject to receipt by the Borrower and delivery to the Agent of all required Exchange approvals for the issuance and listing thereof, Common Shares (the “Standby Line Rollover Shares”) the number of which shall be determined on the basis of a price per Common Share equal to a 10% discount to the 10-day volume weighted average trading price of such Common Shares as they trade on the Toronto Stock Exchange immediately prior to the Rollover Fee Payment Date, or (b) cash.  The Standby Line Rollover Fee shall be payable and deemed to be fully earned on the Rollover Fee Payment Date, and shall be non-refundable.  The Standby Line Rollover Shares shall be subject to a maximum hold period under Applicable Law (including Applicable Securities Legislation) of four months and one day from their date of issuance.

4.7                          Structuring Fee Adjustments and Additional Compensation

In consideration of the Agent’s efforts in structuring and syndicating the Credit Facilities, the Borrower has paid to the Lender a Structuring Fee in the amount of $350,000 (the “Structuring Fee”), which fee has been fully earned and, subject only to Section 4.8, is non-refundable.

4.8                          Refund of Structuring Fee

In the event that (a) this Agreement is duly executed and delivered by the parties hereto, (b) all conditions precedent are fully satisfied as required under Article 9 hereof, and (c) the Lenders fail to make any advance of the Gold Loan Facility as required hereunder, the Agent shall refund the Structuring Fee to the Borrower.

ARTICLE 5
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

5.1                          Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 5.

5.2                          Change of Circumstances

(a)           If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

(i)            prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)           shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this

Agreement or reduces such Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Lender, the Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns.  Such Lender shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount.

(b)           Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 5.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate, in its sole discretion, if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 5.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

5.3                          Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments in the same Credit Facility seeks additional compensation pursuant to Section 5.2(a) (the “Affected Lender”), then the Borrower may indicate to the Agent in writing that it desires to replace the Affected Lender with one or more of the other Relevant Lenders, and the Agent shall then forthwith give notice to the other Relevant Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Agent be obliged to do so).  If one or more Relevant Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the Credit Facilities shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitment and obligations under the Credit Facilities and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower.  On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this Agreement and shall no longer have any obligations hereunder.  Upon the assumption of the Affected Lender’s Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.

5.4                          Indemnity Relating to Credits

Upon notice from the Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Agent such amount or amounts as will compensate the Agent or the Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Loan as a result of:

(a)           the failure of the Borrower to borrow or make repayments on the dates specified under this Agreement or in any notice from the Borrower to the Agent; or

(b)           the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Agent (provided that if any notice specifies the repayment of a Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).

5.5                          Indemnity for Transactional and Environmental Liability

(a)           Without duplication, the Borrower hereby agrees to indemnify and hold the Agent, each Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees (on a solicitor and own client basis) and out of pocket disbursements together with amounts paid in settlement which are approved by the Borrower (collectively in this Section 5.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the negotiation and settlement of the Credit Documents, all due diligence expenses, the perfection of all Security, the extension of credit contemplated herein, and all matters ancillary thereto, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein, or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.  Pursuant to the Term Sheet, the Borrower has delivered to the Agent a non-refundable $150,000 retainer.  If at any time the Indemnified Liabilities exceed the amount of such retainer, the Borrower will provide to the Lender such additional retainer monies as the Lender may reasonably require.

(b)           Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 5.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the Release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, and (ii) any other violation of or liability pursuant to an Environmental Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.

(c)           All obligations provided for in this Section 5.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement.  The obligations provided for in this Section 5.5 shall not be reduced or impaired by any investigation made by or on behalf of the Agent or any of the Lenders.

(d)           The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 5.5, the Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)           If, for any reason, the obligations of the Borrower pursuant to this Section 5.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

(f)            In case any claim shall be brought against any Indemnified Party pursuant to Section 5.5(a) or 5.5(b), such Indemnified Party shall promptly notify the Borrower of the commencement thereof, and the Borrower shall be entitled, at its expense, acting through counsel acceptable to such Indemnified Party, acting reasonably, to participate in, and, to the extent that the Borrower desires and the Agent consents thereto, to assume and control the defence thereof. Such Indemnified Party shall be entitled, at the Borrower’s expense, to participate in any such claim the defence of which has been assumed by the Borrower.  The Borrower shall report to such Indemnified Party on the status of such claim as developments shall occur and at least within 60 days of the previous report.

5.6                          Payments Free and Clear of Taxes

(a)           Any and all payments made by the Borrower hereunder or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes, except to the extent such deduction or withholding is required by law or the administrative practice of any Official Body. If the Borrower shall be so required to deduct or withhold any Taxes from or in respect of any Payment made to or for the benefit of the Agent or any Lender, the Borrower shall:

(i)            promptly notify the Agent of such requirement;

(ii)           pay to the Agent in addition to the Payment to which the Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Agent or such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 5.6(a), whether assessable against the Borrower, the Agent or such Lender) equals the full amount the Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

(iii)          make such deduction or withholding;

(iv)          pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Agent or such Lender under this Section 5.6(a)), within the time period required by Applicable Law; and

(v)           as promptly as possible thereafter, forward to the Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Agent and such Lender, evidencing such payment to such Official Body.

(b)           In addition, the Borrower agrees to pay any and all present or future stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature, which arise from any Payment or from the execution, delivery or registration of, or otherwise with respect to, the Credit Documents and the transactions contemplated hereby or thereby (any such amounts being hereinafter referred to as “Other Taxes”).

(c)           The Borrower hereby indemnifies and holds harmless the Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Agent or such Lender, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

(i)            remit to the Agent or such Lender the documentation referred to in Section 5.6(a)(v); or

(ii)           pay any Taxes or Other Taxes when due to the relevant Official Body (including any Taxes imposed by any Official Body on amounts payable under this Section 5.6);

whether or not such Taxes or Other Taxes were correctly or legally assessed.  The Agent or any Lender who pays any Taxes or Other Taxes, shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 5.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Agent or the relevant Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.  Notwithstanding the foregoing, the Borrower shall not be obligated to indemnify the Agent or any Lender for any expenses related to Taxes or Other Taxes arising from the gross negligence or wilful misconduct of the Agent or any Lender or any breach of this Agreement by the Agent or any Lender or as determined by court of competent jurisdiction.

(d)           If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 5.6, the relevant Lender or the Agent, as applicable, shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(e)           The Borrower also hereby indemnifies and holds harmless the Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Agent or such Lender may be obliged to pay as a result of the receipt of amounts under this Section 5.6.

(f)            Neither any Lender nor the Agent shall be under any obligation to arrange its tax affairs in any particular manner or be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 5.6.

(g)           Additional amounts payable under Section 5.6(a) have the same character as the Payments to which they relate.

(h)           If the Agent or any Lender receives a refund or current reduction of Taxes or Other Taxes for which a payment has been made by the Borrower under this Section 5.6, which refund or reduction in the good faith judgment of the Agent or such Lender, as the case may be, is attributable to the Taxes or Other Taxes giving rise to such payment made by the Borrower, then the Agent or such Lender, as the case may be, shall pay such amount (if any) to the Borrower (but not exceeding any payment made under this Section 5.6 giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, which the Agent or such Lender, as the case may be, determines in its absolute discretion will leave it (after that payment) in the same after-tax position it would have been in had the Taxes or Other Taxes not been exigible.  The Borrower, upon the request of the Agent or any Lender, as the case may be, agrees to repay to the Agent or such Lender any portion of such refund or reduction paid over to the Borrower that the Agent or such Lender is required to repay or pay, respectively, to the applicable taxing authority or jurisdiction and agrees to pay any interest, penalties or other charges paid by the Agent or such Lender as a result of or related to such repayment or payment. Neither the Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or reduction in priority to any other tax relief to which it may be entitled.  Neither the Agent nor any Lender shall be obligated to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 5.6(h) or any other provisions of this Section 5.6.

(i)            To the extent of any conflict or inconsistency between this Section 5.6 and any provision of any other Credit Document, this Section 5.6 shall to the extent of such conflict or inconsistency override such other provision and prevail.

(j)            The Borrower’s obligations under this Section 5.6 shall survive without limitation the termination of the Credit Facility and this Agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

ARTICLE 6
REPAYMENTS AND PREPAYMENTS

6.1                                                                               Repayment of the Gold Loan Facility

Subject to Section 6.4 and Section 6.8 below, on the day (the “Calculation Date”) which is the Banking Day immediately preceding each Gold Loan Facility Payment Date, the Agent shall calculate the Gold Loan Facility Payment Amount as at the Relevant Time on such Calculation Date and shall immediately deliver notice of such Gold Loan Facility Payment Amount to the Borrower.  The Borrower shall pay to the Agent for the rateable benefit of the Gold Loan Facility Lenders such Gold Loan Facility Payment Amount on the Gold Loan Facility Payment Date in accordance with Section 3.6.

6.2                                                                               Late Payments : Gold Loan Facility

In the event that any Gold Loan Facility Payment Amount required to be made on a Gold Loan Facility Payment Date is not fully paid on such date, the Borrower shall immediately pay, by wire transfer of immediately available funds, to the Agent for the rateable benefit of the Gold Loan Facility Lenders (and any other lender to whom a Gold Loan Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), an additional amount (the “Missed Gold Loan Payment Amount”) equal to 2.5% of the applicable Gold Loan Facility Payment Amount.  In addition, on each succeeding Gold Loan Facility Payment Date, the Borrower shall pay, by wire transfer of immediately available funds, an additional amount equal to the Missed Gold Loan Payment Amount unless such amount has been made prior to such Gold Loan Facility Payment Date, until all Secured Obligations of the Obligors under and in connection with the Gold Loan Facility have been fully and indefeasibly paid and satisfied under the Credit Documents and the Gold Loan Credit Facility has been terminated.

6.3                                                                               No Voluntary Prepayment : Gold Loan Facility

The Borrower may not voluntarily prepay any amount outstanding under the Gold Loan Facility at any time prior to the Gold Loan Facility Maturity Date.

6.4                                                                               Mandatory Prepayment on Asset Sale: Both Credit Facilities

Subject to the terms of the Senior Credit Facilities and otherwise at the option of the Agent with the consent of the Majority Lenders, if after the Closing Date the Borrower shall sell or otherwise dispose of any Secured Assets outside of the ordinary course of business, or shall sell or otherwise dispose of any assets (whether Secured Assets or not) after a Default or Event of Default,:

(a)                                 for cash proceeds, the Borrower shall forthwith pay or cause to be paid to the Agent for the benefit of the Lenders (and any other lender to whom a Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), in Canadian Dollars, all such cash proceeds (net of reasonable selling costs) to a maximum amount equal to the sum of (i) the Gold Loan Facility Prepayment Amount and (ii) the Standby Line Facility Prepayment Amount.  The Agent shall distribute such cash proceeds to the Lenders pro rata in proportion to their respective Prepayment Amounts.  All amounts received by the Gold Loan Facility Lenders shall be applied on account of future Gold Loan Facility Payment Amounts coming due in accordance with Section 6.1, in reverse order, starting with the Gold Loan Facility Payment Amount becoming due on the Gold Loan Facility Maturity Date.  All amounts received by the Standby Line Facility Lenders shall be applied on account of the outstanding balance of the Standby Line Facility in the order and priority determined by the Standby Facility Lenders, and the Gold Loan Facility Commitment Amount and the Standby Line Facility Commitment Amount shall be reduced by the amounts so paid; or

(b)                                 for proceeds other than cash proceeds, the Borrower shall grant to the Agent, for the rateable benefit of the Lenders, a Security Interest over all such proceeds, subject only to Permitted Liens.

6.5                                                                               Minimum Return

Notwithstanding any term of this Agreement to the contrary, the Borrower covenants and agrees to provide the Agent, for the benefit of the Gold Loan Facility Lenders (and any other lender to whom a Gold Loan Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), with a minimum effective rate of return on the full amount of the Gold Loan Facility Commitment Amount equal to 5% per annum, calculated daily and compounded monthly, provided however that if at any time prior to the Gold Loan Facility Maturity Date there has been a mandatory prepayment made or required pursuant to Section 6.4, the minimum effective rate of return on the full amount of the Gold Loan Facility Commitment Amount shall for all purposes thereafter be equal to 15% per annum, calculated daily and compounded monthly (the “Minimum Rate of Return”).  The effective rate of return on the Gold Loan Facility Commitment Amount shall be calculated on the date (the “Rate of Return Calculation Date”) which is the earlier of the Gold Loan Facility Maturity Date and the date of any prepayment of the Gold Loan Facility in whole, and such calculation shall exclude the value of the Gold Loan Facility Shares.  If and to the extent that, on the Rate of Return Calculation Date, the effective rate of return earned by the Gold Loan Facility Lenders on the Gold Loan Facility Commitment Amount shall be less than the Minimum Rate of Return, the Borrower shall forthwith pay to the Agent for the benefit of the Gold Loan Facility Lenders an additional amount in Canadian Dollars equal to the difference.  For greater certainty, no actual payment made to the Agent for its own benefit or for the benefit of the Lenders hereunder on or in respect of or in connection with the Credit Facilities or the Gold Loan Facility Commitment Amount, whether paid in cash or in kind, shall be included in the calculation of the Minimum Rate of Return.  For greater certainty, the Minimum Rate of Return shall only be applicable to and calculated against any amounts not prepaid under the Gold Loan Facility pursuant to Section 6.4 or Section 6.8.

6.6                                                                               Repayment of the Standby Line Facility

The Borrower shall repay to the Agent, for the benefit of the Standby Line Facility Lenders, in full the outstanding principal amount under the Standby Line Facility on the Standby Line Facility Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

6.7                                                                               Voluntary Prepayment : Standby Line Facility

At any time after the Availability Period, the Borrower may prepay all or any portion of the principal amount outstanding under the Standby Line Facility, together with all accrued interest and fees thereon, without penalty provided that:

(a)                                 not less than six months of interest on the outstanding principal amount of the Standby Line Facility under the Standby Line Facility shall have been paid to the Agent for the rateable benefit of the Standby Line Facility Lenders (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b));

(b)                                 the proposed prepayment is in a principal amount of at least $5,000,000; and

(c)                                  the Borrower shall have provided not less than five (5) Banking Days prior written notice (a “Standby Line Facility Prepayment Notice”) (i) indicating its intention to make a prepayment under the Standby Line Facility and terminate its ability to request further advances thereunder, and (ii) stating the proposed date for prepayment (which shall be a Banking Day).

Any Standby Line Facility Prepayment Notice delivered to the Agent pursuant to this Section 6.7 shall be irrevocable. For greater certainty, amounts which are prepaid as aforesaid in respect of the Standby Line Facility shall reduce the Standby Line Facility Commitment Amount and may not be re-borrowed.

6.8                                                                               Mandatory Repayment on Change of Control : Both Credit Facilities

All principal amounts outstanding under the Credit Facilities and all principal and all accrued and unpaid interest, fees and other amounts thereon shall, at the option of the Agent, with the consent of the Majority Lenders, become immediately due and payable upon and after the occurrence of a Change of Control.  The Agent may exercise such option by delivery of written notice and demand for payment made to the Borrower.  If a Change of Control occurs and the Agent exercises its option hereunder, the Borrower shall pay to the Agent for the rateable benefit of (a) the Standby Line Facility Lenders (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)) the Standby Line Facility Prepayment Amount and (b) the Gold Loan Facility Lenders (and any other lender to whom a Gold Loan Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), the Gold Loan Facility Prepayment Amount.

6.9                                                                               No Set-off

All payments required to be made by the Borrower to the Agent or the Lenders hereunder or in connection herewith shall be made in immediately available funds and without any set-off, deduction, counterclaim, or cross-claim.

6.10                                                                        Currency of Repayment

All payments hereunder, including all prepayments and repayments of outstanding credit and accrued interest and fees, shall be made in Canadian Dollars.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1                                                                               Representations and Warranties

To induce the Lenders to extend credit hereunder, the Borrower hereby represents and warrants to the Lenders and the Agent, as of the date of this Agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter following the date of this Agreement (unless stated to have been made solely as of an earlier date or unless the Borrower has advised the Agent in writing of a variation thereof and the Agent has consented in writing to such variation), as follows and acknowledges and confirms that the Lenders and the Agent are relying upon such representations and warranties in extending credit hereunder:

(a)                                 Status and Power of Obligors.  Each Obligor is a corporation duly incorporated, amalgamated or continued, as applicable, and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation.  Each Company is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary.  Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties and to carry on its business as now conducted.  Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which it is a party.

(b)                                 Authorization and Enforcement.  All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party.  Each Obligor has duly executed and delivered the Credit Documents to which it is a party.  The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)                                  Compliance with Other Instruments.  The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor.  The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of, any Applicable Law binding on or applicable to such Obligor or to which its property is subject or of any material agreement or any other material lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than the consent or approval of the Ministry, Goldcorp Canada and Goldcorp and the Franco-Nevada Consent, all of which consents or approvals will have been obtained by the date of the first Drawdown hereunder and shall be and remain, at and after such time, in full force and effect.

(d)                                 Financial Statements.  The financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements.  The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly presents the results of the consolidated operations of the Borrower throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower or the Secured Obligations, the Borrower does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)                                  Litigation.  There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) pending or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)                                   Title to Assets.  Each Company has good and marketable title to its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)                                  Conduct of Business.  No Company is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets and which could reasonably be expected to have a Material Adverse Effect.  Each Company holds all licenses, certificates of approval, approvals, registrations, permits and consents which are reasonably necessary to operate its businesses where they are currently being operated in the manner in which they are currently operated (including with respect to the development, construction, commissioning and operation of each Project for the then given state of development, construction, commissioning and operation of such Project).  Each Company has all mining, water and other rights which are reasonably necessary in accordance with Applicable Law to operate its business where they are currently being operated (including with respect to the development, construction, commissioning and operation of each Project for the then given state of development, construction, commissioning and operation of such Project).

(h)                                 Outstanding Defaults.  No Default or Event of Default exists or would result from the incurring of any Secured Obligations by any Obligor.  No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Company is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i)                                     Solvency Proceedings.  No Company has:

(i)            admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)           in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)          made an assignment for the benefit of its creditors;

(iv)          consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)           filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada or other applicable jurisdiction or any subdivision thereof; or

(vi)          been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Company with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)                                    Tax Returns and Taxes.  Each Company has filed all Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)                                 Expropriation or Condemnation.  There is no present or threatened (in writing) expropriation or condemnation of the property or assets of any Company.

(l)                                     Environmental Compliance.

(i)                                     All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in material compliance with all Environmental Laws applicable thereto;

(ii)                                  There are no pending or threatened (in writing)

(A)                               claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which if proved could reasonably be expected to have a Material Adverse Effect;

(B)                               complaints, notices or inquiries to any Company regarding potential material liability under any Environmental Law;

(iii)          There have been no material Releases of any Hazardous Materials or any material escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now or previously owned, operated, used or leased by any Company in violation of Environmental Laws;

(iv)          Each Company has been issued and is in material compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business; and

(v)                                 No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to material liability under any Environmental Law.

(m)                             Partnerships, Joint Ventures and Other Interests.  There are no Subsidiaries of the Borrower other than MexCo, LSG, 1583908 and 1399724.  There are no Material Subsidiaries.  No Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture, strategic alliance or syndicate other than (i) the Borrower’s 50% joint venture interest in the Casa Berardi joint venture with Aurizon Mines Ltd., and (ii) the Borrower’s 55% joint venture interest in the Beach property joint venture with Probe Mines Limited.  No Company is liable for any material payments, including material royalty payments, payments in respect of the purchase or option of any interest in any freehold or leasehold real property or patented or unpatented mining claims, or any operating payments, fees or other payments of any kind or nature to any other Person pursuant to the agreements listed in this Section 7.1(m) or otherwise in respect of any agreements involving freehold or leasehold real property or patented or unpatented mining claims or similar tenure in any jurisdiction (i) in which any Company holds an interest, and (ii) which do not comprise part of the Projects.

(n)                                 Corporate Structure.  The chart attached hereto as Schedule E accurately sets out the corporate structure of the Borrower and all of its Subsidiaries and evidences (i) intercorporate share ownership, and (ii) ownership of the Projects, except as such information may change as a result of transactions permitted hereunder.  The Borrower shall forthwith provide to the Agent written notice of any such changes as well as an updated Schedule E, which updated Schedule E shall thereafter be deemed to constitute Schedule E hereunder.

(o)                                 Assets Insured.  The property and assets of each Company are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Company insured thereunder of the full amount of any material insured loss.  The named insured under all insurance policies maintained by each Company is not in default under any of the material provisions contained in any such insurance policies.

(p)                                 Intellectual Property.  Each Company owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect). No Company has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Company could reasonably be expected to have a Material Adverse Effect.  No present or former employee of any Company and no other Person owns or, to the knowledge of the Borrower, claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Company that could reasonably be expected to have a Material Adverse Effect.

(q)                                 Employment and Labour Agreements.  Each Company is in material compliance with the terms and conditions of all labour agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.  A true and complete copy of each labour agreement covering any employees of any Company which the Agent has requested has been provided to the Agent.

(r)                                    Mining Claims.  The Mining Claims have been validly granted and recorded in the name of and beneficially owned by the Borrower, and are in full force and effect.  Subject to Permitted Liens, no Person other than the Borrower, the administrative agent under the Senior Credit Facilities acting for the benefit of the lenders thereunder, and the Agent for the benefit of itself and the Lenders hereunder pursuant to the Security, has any right, title or interest in or to the Mining Claims.  The nonpatented Mining Claims give the Borrower the rights conferred under the Mining Act (Ontario) on the areas covered by the Mining Claims.  All fees, including maintenance fees, and other payments due to any Official Body in respect of the Mining Claims have been paid in full on a timely basis.  Except as disclosed in Schedule J, the Borrower is not a party to, and has no knowledge of, any royalty or similar agreements pursuant to which the Borrower or any other party is obligated to pay to any Person any amount with respect to any of the Mining Claims.  The Borrower is not in default of any of its payment or other obligations in respect of any of the royalty and other documents referred to in Schedule J, and all such royalty and other documents referred to in Schedule J are in full force and effect.

(s)                                   Liens.  The Liens granted to the Agent pursuant to the Security Documents are fully perfected first priority Liens in and to the Secured Assets, subject to registration requirements or perfection by possession and to the Permitted Liens and will, upon the acquisition of additional Secured Assets by each Obligor, constitute first charges or security interests upon all such Secured Assets of such Obligor free and clear of all Liens except the Permitted Liens.

(t)                                    Consents, Approvals, etc.  No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security other than the consents and approvals referred to in the last sentence of Section 7.1(c), and (iii) to implement the transactions contemplated hereby.

(u)                                 Vogel Property.  The Borrower holds good and marketable title to the Vogel Property, free from any Lien other than Permitted Liens.  The Vogel Property is not material to the Borrower or its operations and is not included in the Base Case Financial Model.  The Borrower has no plans to take any steps to put any part of the Vogel Property into production within the next five years.  No assets of the Borrower are located on the Vogel Property and roads used to access the Timmins/Thunder Creek Mine Complex do not cross the Vogel Property.

(v)                                 LSG Holdings / La Brash Letter Agreement.  The lands subject to the letter agreement dated July 29, 1996, between Lorne La Brash and Holmer Gold Mines Limited (now LSG), as amended by letters dated September 10, 1996 and November 26, 1996 regarding the offer to purchase claim number 4227 (the “La Brash Property”), are not material to the Borrower or its operations, have not been found to hold material quantities of gold, are not the subject of any present or anticipated mining activities and no assets of the Borrower are located on such lands.  Roads used to access the Timmins/Thunder Creek Mine Complex do not cross the La Brash Property.

(w)                               French Form of Corporate Name.  There is no French form of the corporate name of any of any Obligor.

(x)                                 Location for Purposes of PPSA.  For the purposes of Section 7(3) of the PPSA, each Obligor is located in the Province of Ontario.

(y)                                 Locations of Tangible Assets.  The addresses of all locations of the inventory, equipment and other tangible assets of each Obligor (other than inventory in transit) are set forth in the schedules to the Security Documents.

(z)                                  RBC Cash Collateral.  The collateral secured by or subject to the financing statement registered in the Ontario Personal Property Registry under registration number 20071211 1454 1530 7460 and all security agreements in respect thereof securing all obligations of the Borrower to Royal Bank of Canada, consists only of cash collateral on deposit with Royal Bank of Canada, in an amount not exceeding $5,653,997 in the aggregate on the date hereof (the “RBC Cash Collateral”).

(aa)                          Pari Passu Ranking.  The payment obligations of the Borrower under the Credit Facilities rank at least pari passu in right of payment with all of the Borrower’s unsubordinated Indebtedness, other than any such Indebtedness which is (i) preferred by mandatory provisions of Applicable Law; or (ii) outstanding under the Senior Credit Facilities.

(bb)                          LSG, 1583908 and 1399724.  Each of LSG, 1583908 and 1399724 are inactive companies carrying on no business and no such Person has any material assets or liabilities.

(cc)                            Share Capital.  The Borrower is authorized to issue an unlimited number of Common Shares, of which 410,243,260 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Borrower on May 31, 2012.

(dd)                          Reporting Issuer.  The Borrower is a reporting issuer or the equivalent only in the Reporting Jurisdictions and is in compliance with its obligations under Applicable Securities Legislation of such jurisdictions and of the Exchanges in all material respects and is not included in any list of defaulting reporting issuers maintained by the securities commission of such jurisdictions.

(ee)                            Listings.  The outstanding Common Shares of the Borrower are listed and posted for trading on each Exchange.

(ff)                              Creation of Shares.  The Borrower has the power and authority to create, issue and deliver the Credit Facility Shares.

(gg)                            Authorization of Shares.  The Borrower has taken all corporate steps necessary to duly authorize the creation, allotment and issuance of the Credit Facility Shares.

(hh)                          Validly Issued Shares.  Upon issuance thereof, the Credit Facility Shares will be validly issued as fully paid and non-assessable Common Shares in the capital of the Borrower.

(ii)                                  Compliance with Securities Laws.  The Borrower has complied, and will comply, with all Applicable Securities Legislation in connection with the issuance of the Credit Facility Shares, including, but not limited to, receiving the conditional approval of the Exchanges in respect of the listing of the Credit Facility Shares.

(jj)                                Offering.  None of the offering, issue or sale of the Credit Facility Shares for the consideration and upon the terms and conditions as set forth herein, does or will: (i) require the consent, approval, authorization, order or agreement of, or registration or qualification with, any Official Body or any other Person, except such as have been obtained; (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Borrower is a party or by which it or any of its properties or assets is bound; or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under the articles or by-laws of the Borrower or any resolution passed by the directors (or any committee thereof) or shareholders of the Borrower, or any statute or any judgment, decree, order, rule, policy or regulation of any Official Body.

(kk)                          No Material Change.  There is not any material change, as defined in Applicable Securities Legislation, relating to the Borrower, or change in any material fact, as defined in Applicable Securities Legislation, relating to the Credit Facility Shares, which has not been or will not be fully disclosed in accordance with the requirements of Applicable Securities Legislation and the policies of the Exchanges.

(ll)                                  Suspension.  No order, ruling of suspending the sale or ceasing the trading in any securities (including the Credit Facility Shares) of the Borrower nor prohibiting the sale of such securities has been issued by any securities regulatory authority to and is outstanding against the Borrower or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes have been threatened or, to the best of the Borrower’s knowledge after due inquiry, are pending or contemplated.

(mm)                  No Omissions.  None of the representations and statements of fact set forth in this Section 7.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.  With respect to the Base Case Financial Model, the Agent and the Lenders acknowledge that there are uncertainties inherent in attempting to make such projections and forecasts, they are familiar with such uncertainties and acknowledge and agree that the Base Case Financial Model are projections and actual results may differ.

(nn)                          Material Contracts.  The contracts, agreements and other documents listed in Schedule H and Schedule I represent all Material Contracts, and the Borrower has provided true and complete copies of all Material Contracts to the Agent.  The contracts, agreements and other documents listed in (i) Part 1 of Schedule H represent all contracts, agreements and other documents to which any Obligor and Goldcorp or Goldcorp Canada (or any Affiliate thereof) are party or under which Goldcorp or Goldcorp Canada (or any Affiliate thereof) have any rights or obligations in respect of or related to any Project, and (ii) Part 2 of Schedule H represent all contracts, agreements and other documents to which any Obligor and Barrick Gold Corporation (or any Affiliate thereof) is party or under which Barrick Gold Corporation (or any Affiliate thereof) has any rights or obligations in respect of or related to any Project.

7.2                                                                               Survival of Representations and Warranties

All of the representations and warranties (except to the extent that such representation and warranty is stated to have been made solely as of a specific date or unless the Borrower has advised the Agent in writing of variations thereof and the Agent has consented in writing to such variations) of the Borrower contained in Section 7.1 shall survive the execution and delivery of this Agreement until all credit outstanding hereunder has been repaid in full and the Credit Facilities have been terminated, notwithstanding any investigation made at any time by or on behalf of the Agent or any of the Lenders.

ARTICLE 8
COVENANTS

8.1                                                                               Affirmative Covenants

The Borrower hereby covenants and agrees with the Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facilities have been terminated, and unless waived in writing in accordance with Section 11.14:

(a)                                 Prompt Payment.  The Borrower shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties, all amounts payable by each Obligor under the Credit Documents to which such Obligor is a party at the times and places and in the currency and manner mentioned therein.

(b)                                 Financial Reporting.  The Borrower shall furnish the Agent with the following statements and reports (with sufficient copies for all of the Lenders):

(i)            within 90 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year together with the auditors’ report on such audited financial statements;

(ii)           within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited financial statements of the Borrower, together with a summary report detailing the Borrower’s risk management activities;

(iii)          concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower;

(iv)          within 30 days of each calendar month end, a monthly management operating report that includes a summary of performance of the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex (including the Bell Creek Mill) against budget, any material operating or commercial issues encountered during that month, construction activities at each of the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex (including the Bell Creek Mill) and an operating report prepared by the Borrower in relation to each of the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex (including the Bell Creek Mill) detailing operating costs, capital expenditures, production levels and other relevant information relative to the approved Base Case Financial Model, on both a monthly and a year-to-date basis, and an explanation, in substance satisfactory to the Agent and the Independent Engineer acting reasonably, as to any material deviations therefrom and a forecast of Capital Expenditures expected to be incurred on a monthly and cumulative basis to complete the development of the Timmins/Thunder Creek Mine Complex and the Bell Creek Complex (including the Bell Creek Mill).  Any such monthly management operating report may, at the option of the Agent, be subject to the review of the Independent Engineer; and

(v)           such other statements, reports and information as the Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(c)                                  Use of Proceeds.  The Borrower shall apply the proceeds of the Credit Facilities (i) as to $35,000,000 thereof for the development of the Timmins/Thunder Creek Mine Complex; and (ii) as to $35,000,000 thereof for the expansion of the Bell Creek Mill and for general corporate purposes related to the Timmins/Thunder Creek Mine Complex and the Bell Creek Mill).

(d)                                 Insurance.  The Borrower shall, and shall cause each Company to, insure and keep insured, with insurers, for risks, in amounts and otherwise upon terms satisfactory to the Agent acting reasonably, all of the Companies’ assets, property and undertaking.  The Borrower shall maintain, and shall cause each Company to maintain, on an individual or aggregate basis, with financially sound and reputable insurers, insurance with respect to the properties and business of the Companies against loss, damage, risk or liability of the kinds customarily insured against by Persons carrying on a similar business in Canada.  The Borrower shall cause the Agent to be named in each such policy, insofar as it relates to the Secured Assets, as secured party or mortgagee and lender’s loss payee and additional insured, as appropriate, in a manner acceptable to the Agent.  Each policy of insurance shall contain a clause or endorsement requiring the insurer to give not less than thirty (30) days’ prior written notice to the Agent in the event of cancellation of the policy for any reason whatsoever and a clause or endorsement stating that the interest of the Agent shall not be impaired or invalidated by any act or neglect of any Company or the owner of any premises for purposes more hazardous than are permitted by such policy.  All premiums for such insurance shall be paid by the Companies, when due, and certificates of insurance and, if requested, photocopies of the policies shall be delivered to the Agent.  The Borrower shall promptly notify the Agent of any loss, damage, or destruction to the Secured Assets, whether or not covered by insurance, in excess of US$5,000,000.  If the aggregate amount of any insurance proceeds derived from damage to, or the loss or destruction of, Secured Assets exceeds US$5,000,000 or any Default or Event of Default shall be continuing, the Majority Lenders may determine, in their sole discretion, whether such proceeds shall be used for repair or replacement or mandatory prepayment of the credit outstanding under the Credit Facility and the Agent shall collect the insurance proceeds directly and the Borrower shall not enter into any settlement agreement with the applicable insurance company without the prior written consent of the Agent. For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 11.23.

(e)                                  Access to Senior Financial Officers.  Upon the request of the Agent at reasonable intervals, the Borrower shall, and shall cause each other Company to, make available its senior financial officers to answer questions concerning such Company’s business and affairs.

(f)                                   Reimbursement of Expenses.  The Borrower shall (i) reimburse the Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of the Agent (including the reasonable and documented fees, disbursements and other charges of one primary counsel and any local or special counsel to the Agent and of the Independent Engineer as well the costs of any engineering reports and environmental audits and studies as required by the Agent (in consultation with the Borrower at any time no Default has occurred and is continuing) in connection with all due diligence conducted by the Agent with respect to the financing contemplated herein as well the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and lien registration fees, (ii) reimburse each Finance Party’s agents or officers, on demand, for all reasonable out-of-pocket expenses of such agents or officers in connection with any visit of the nature referred to in Section 8.1(h) or Section 8.1(n), and (iii) reimburse each Finance Party, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.

(g)                                  Notice of Expropriation or Condemnation, Litigation and Default/Event of Default.  The Borrower shall promptly notify the Agent in writing of:

(i)                                     the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Company or of the institution of any proceedings related thereto;

(ii)                                  any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of a Company) commenced or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect, provided that the Borrower acknowledges and agrees that any such actions, suits, inquiries, disputes, claims or proceedings related to any matters contemplated by Section 10.1(b) or 10.1(c) hereof could reasonably be expected to have a Material Adverse Effect;

(iii)                               any other event that could reasonably be expected to have a materially negative impact on any Project;

(iv)                              any renewal of any of the insurance referred to in Section 8.1(d); and

(v)                                 upon the occurrence of either a Default or an Event of Default of which the Borrower is aware, the nature and date of occurrence of such Default or Event of Default, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto.

(h)                                 Inspection of Assets and Operations.  The Borrower shall, and shall cause each other Company to, permit representatives of the Agent and representatives of the Lenders from time to time to inspect the assets, property or undertaking of any Company and for that purpose to enter on any property which is owned and controlled by a Company and where any of the assets, property or undertaking of a Company may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice.

(i)                                     Change of Name or Location.  If any Obligor changes its legal name or its location for the purposes of Section 7(4) of the PPSA or adopts a French form of its legal name, the Borrower shall promptly notify the Agent in writing of the details of such change or adoption.

(j)                                    Corporate Existence.  Other than in connection with the dissolution of LSG, 1583908, or 1399724, the Borrower shall, and shall cause each Company to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary.

(k)                                 Conduct of Business.  The Borrower shall, and shall cause each Company to, conduct its business in such a manner so as to comply with all laws and regulations so as to observe and perform all its obligations under leases, licences and agreements reasonably necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect.  The Borrower shall, and shall cause each Company to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where the failure to do so could reasonably be expected to have a Material Adverse Effect.  The Borrower shall, and shall cause each Company to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights reasonably necessary for the operation of its business (including each of the Projects) where failure to do so could reasonably be expected to have a Material Adverse Effect.

(l)                                     Taxes.  The Borrower shall pay, and shall cause each Company to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(m)                             Environmental Matters.  The Borrower shall, and shall cause each other Company to, promptly notify the Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or material compliance with Environmental Laws and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to material compliance with Environmental Laws and provide such information and certifications which the Agent may reasonably request from time to time to evidence compliance with this Section 8.1(m).

(n)                                 Books and Records.  The Borrower shall, and shall cause each Company to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of such Company with its auditors during reasonable business hours and upon reasonable notice.  On not less than two days prior written notice where no Default has occurred or is continuing and without prior notice where a Default has occurred and is continuing, the Borrower will permit, and shall cause each Company to permit, the Independent Engineer, the Finance Parties or any of their respective representatives during reasonable business hours to inspect any and all of its properties and operations (including each of the Projects), to visit all of its offices or any other location where relevant personnel or records are located, to discuss its financial matters with its officers, its banks and its independent chartered accountants and certified public accountants, as the case may be, (and hereby authorises such independent chartered accountants or certified public accountants, as the case may be, to discuss its financial matters with any of the foregoing persons or its representatives whether or not any representative of the relevant Company is present) and to examine (and photocopy extracts from) any of its books or other corporate records or any instrument, document or correspondence relating to any Project.

(o)                                 Copies of Public Filings.  Subject to Applicable Law relating to privacy matters, the Borrower shall furnish the Agent with copies of all documents which are publicly filed by any Company with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with Applicable Securities Legislation which are not available on SEDAR.  The Borrower shall forthwith provide notice to the Agent of any document which is filed by the Borrower on SEDAR.

(p)                                 Timmins/Thunder Creek Mine Complex.  The Borrower shall at all times materially manage the Timmins/Thunder Creek Mine Complex and Bell Creek Complex in accordance with the approved Life of Mine plan for each such mine as set forth in the Base Case Financial Model and otherwise in accordance with good industry practice in existence from time to time in Ontario for gold mining companies.

(q)                                 Maintenance of Secured Assets.  The Borrower shall, and shall cause each other Obligor to, maintain, preserve, protect and keep:

(i)            all of its ownership, lease, use, licence and other interests in the Secured Assets as are reasonably necessary for it to be able to operate each of the Projects substantially in accordance with sound mining and business practice in existence from time to time in the Province of Ontario; and

(ii)           all of the Secured Assets owned by it in good repair, working order, and condition, and make necessary and proper repairs, renewals, and replacements so that the business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Secured Assets is no longer necessary or economically desirable for the operation of the Projects, such operation to be substantially in accordance with sound mining and business practice in existence from time to time in the Province of Ontario.

(r)                                    Mining Payments.  The Borrower shall pay (and provide evidence thereof satisfactory to the Agent if reasonably requested), all fees, royalties and other payments due or coming due to any Person, including all applicable Official Bodies, in respect of any Mining Claim in full at least 15 days before such payment is due.

(s)                                   Additional Guarantors.  Upon any Subsidiary of the Borrower becoming a Material Subsidiary:

(i)            the Borrower shall cause each such Subsidiary to duly execute and deliver to the Agent a Guarantee and such Security Documents as the Agent may reasonably require for such Subsidiary to grant a Lien in such Subsidiary’s Secured Assets;

(ii)           the Borrower shall or shall cause the Company which directly owns the Shares of each such Subsidiary to enter into such Guarantee and Security Documents as the Agent may reasonably require for such Company to grant a Lien in such Shares;

(iii)          the Borrower shall forthwith deliver, or cause to be delivered to, the Agent, in form and substance satisfactory to the Agent:

(A)                               a duly certified copy of the articles of incorporation and by-laws or comparable documents of each such Subsidiary;

(B)                               a certificate of status or good standing for each such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated (other than with respect to any Subsidiary whose jurisdiction of incorporation does not customarily offer such certificates);

(C)                               a duly certified copy of the resolution of the board of directors (or other comparable authority) of each such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors of such Subsidiary authorizing the pledge of all of its issued and outstanding Shares to the Agent and any subsequent disposition thereof by the Agent in realizing on the security therein constituted by the relevant Security Documents;

(D)                               a certificate of an officer of each such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Subsidiary is a signatory;

(E)                                share certificates representing all of the issued and outstanding Shares of any such Subsidiary, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

(F)                                 an opinion of each such Subsidiary’s counsel addressed to the Agent and its counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Subsidiary is a party in the jurisdiction of incorporation of such Subsidiary and such other matters as the Agent may reasonably request; and

(G)                               an opinion of the Agent’s counsel with respect to such matters as may be reasonably required by the Agent in connection with each such Subsidiary (including the legality, validity and binding nature of the obligations of such Subsidiary under, and the enforceability against such Subsidiary of, the Credit Documents which are governed by the laws of the Province of Ontario);

(iv)          the Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all Credit Documents to which such Subsidiary is a party referred to herein; and

(v)           all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Agent shall have been made which, in the opinion of the Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to this Section 8.1(s) and to ensure the perfection and the intended first-ranking priority of such Security, subject only to Liens granted pursuant to the Senior Credit Facilities.

For certainty, Sections 8.1(s)(iii) — 8.1(s)(v) shall apply to the Company referred to in Section 8.1(s)(ii) mutatis mutandis.

(t)                                    Additional Projects.  Upon any Obligor acquiring and/or operating an Additional Project, the Obligor shall duly execute and deliver additional Security Documents to grant a Lien on such Additional Project.  In connection therewith,

(i)                                     the Obligor shall forthwith deliver, or cause to be delivered to, the Agent, in form and substance satisfactory to the Agent:

(A)                               a duly certified copy of the resolution of the board of directors (or other comparable authority) of the Obligor authorizing it to execute, deliver and perform its obligations under the additional Security Documents;

(B)                               a certificate of an officer of the Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the additional Security Documents;

(C)                               an opinion of the Obligor’s counsel addressed to the Agent and its counsel, relating to the status and capacity of the Borrower, the due authorization, execution and delivery and the validity and enforceability of the additional Security Documents in the jurisdiction of incorporation of the Obligor and such other matters as the Agent may reasonably request; and

(D)                               an opinion of the Agent’s counsel with respect to such matters as may be reasonably required by the Agent in connection with the Obligor (including the legality, validity and binding nature of the obligations of the Obligor under, and the enforceability against the Obligor of, the additional Security Documents which are governed by the laws of the Province of Ontario);

(ii)           the Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all additional Security Documents delivered pursuant to this Section; and

(iii)          all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Agent shall have been made which, in the opinion of the Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to this Section 8.1(t) and to ensure the perfection and the intended first-ranking priority of such Security, subject only to Permitted Liens.

(u)                                 Pari Passu Ranking.  The Borrower shall cause its payment obligations under the Credit Facilities to rank at all times at least pari passu in right of payment with all of the Borrower’s unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law and Indebtedness under the Senior Credit Facilities.

(v)                                 LSG, 1583908 and 1399724.  The Borrower shall cause, as soon as practicable, the dissolution of LSG and 1399724 and shall provide notice thereof to the Agent.

(w)          Equity Raise.  The Borrower will use commercially reasonable efforts to raise at least $10,000,000 pursuant to an issue of Common Shares or other equity interests (including “flow-through” shares) on or before the date which is the first anniversary of the Closing Date.

(x)                                 Total Indebtedness to Tangible Net Worth Ratio.  The Borrower shall maintain at all times the Total Indebtedness to Tangible Net Worth Ratio to be less than or equal to 0.25 to 1.

(y)                                 Leverage Ratio.  The Borrower shall, for each Fiscal Quarter, maintain the Leverage Ratio to be less than or equal to 3.00:1 from and including the Fiscal Quarter ending September 30, 2011.

(z)           Current Ratio.  The Borrower shall maintain at all times the Current Ratio at not less than 1.10:1

(aa)                          Reserve Tail Ratio.  The Borrower shall at all times maintain the Reserve Tail Ratio to be greater than or equal to 30%.

(bb)                          Fenn-Gib / Thorne Property Security and Title Opinion.  On or before September 1, 2012, the Borrower shall or shall cause to be delivered to the Agent, for its own benefit and the rateable benefit of the Lenders, full Security over the Fenn-Gib Project and the Thorne Property and all related assets, and shall cause counsel to the Borrower to deliver to the Agent an opinion in respect of related corporate, title and registration matters

(together with such ancillary documents as the Agent may require, acting reasonably, including but not limited to the consent of Barrick Gold Corporation and such other consents as the Agent may require), the whole in form and substance satisfactory to the Agent, in its sole discretion.

8.2                                                                               Restrictive Covenants

The Borrower hereby covenants and agrees with the Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 11.14:

(a)                                 Liens.  The Borrower shall not, and shall not permit or suffer any other Company to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)                                 Corporate Existence.  Other than the dissolution of LSG, 1583908 and 1399724, the Borrower shall not, and shall not permit or suffer any other Company to, take part in any amalgamation, merger, dissolution, winding up, corporate reorganization, capital reorganization or similar proceeding or arrangement or discontinue any businesses.

(c)                                  Disposition of Assets.  The Borrower shall not, and shall not suffer or permit any other Company to, sell, transfer or otherwise dispose of (by way of Sale Leaseback or otherwise) any:

(i)                                     Secured Assets, or any interest therein (including the grant of any royalty, joint venture or other interest other than as specifically disclosed herein), without the prior written approval of the Agent (with the consent of the Majority Lenders) other than sales, transfers or other dispositions of (A) inventory or gold disposed of in the ordinary course of business, (B) worn out, unserviceable or obsolete equipment, (C) other assets of the Companies the aggregate fair market value of which shall not exceed $5,000,000 in any Fiscal Year, (D) joint ventures with bona fide arms length third parties on terms acceptable to the Agent (with the consent of the Majority Lenders), acting reasonably, and (E) any sale, transfer or other disposition of the Fenn-Gib Project or the Thorne Property provided that such sale, transfer or other disposition is made to a bona fide arms length third party for fair market value and further provided that the Borrower uses all net proceeds from such Transfer for the development of the Timmins/Thunder Creek Mine Complex and the Bell Creek Mill or as otherwise permitted herein; or

(ii)                                  any assets not comprising Secured Assets, or any interest therein (including the grant of any royalty, joint venture or other interest other than as specifically disclosed herein), without the prior approval of the Agent (with the consent of the Majority Lenders), unless such sale, transfer or other disposition is made to a bona fide arms length third party for fair market value and further provided that the Borrower uses all net proceeds from such sale, transfer or other disposition (A) for the development of the Timmins/Thunder Creek Mine Complex and the Bell Creek Mill , (B) in the case of any sale, transfer or other disposition of shares in the capital of Northern Superior Resources Inc., all net proceeds are used to pay down the Borrower’s indebtedness under the Senior Credit Agreement, or (C) as otherwise permitted herein.

(d)                                 Amendments.  The Borrower shall not, and shall not suffer or permit any other Company to, amend its respective articles of incorporation, continuance or amalgamation, as applicable, other than in connection with the dissolution of LSG, 1583908 and 1399724.

(e)                                  Distributions.  The Borrower shall not make any Distributions (i) at any time before the occurrence of a Default or an Event of Default without the prior written approval of the Agent, with the consent of the Majority Lenders, which approval shall not be unreasonably withheld; or (ii) at any time after the occurrence of a Default or an Event of Default.

(f)                                   Indebtedness.  The Borrower shall not, and shall not suffer or permit any other Company to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(g)                                  Investments.  The Borrower shall not, and shall not permit any other Company to, make any Investments other than Permitted Investments.

(h)                                 Acquisitions.  The Borrower shall not, and shall not suffer or permit any other Company to, make any Acquisitions other than Permitted Acquisitions.

(i)                                     Transactions with Affiliates.  The Borrower shall not, and shall not permit any other Company to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates other than in the ordinary course of business at prices and on terms and conditions not less favourable to such Company than could be obtained on an arm’s length basis from unrelated third parties.

(j)                                    Capital Expenditures.  The Borrower shall not, nor shall it suffer or permit any other Company to, incur Capital Expenditures unless, (a) in the case of Capital Expenditures at the Timmins/Thunder Creek Mine Complex, such Capital Expenditures are accounted for in the Base Case Financial Model and (b) otherwise, all Capital Expenditures are funded from proceeds of the Credit Facility, any one or more offerings of Equity or the Borrower’s free cash flow.

(k)                                 Business Activities.  The Borrower shall not, nor shall it suffer or permit any other Company to, engage in any business activity other than the development and operation of projects for the mining of precious metals in Canada or Mexico and any activity incidental thereto.

(l)                                     LSG, 1583908 and 1399724.  The Borrower shall not suffer or permit either LSG, 1583908 or 1399724 to carry on any business or have any material assets or liabilities.

(m)                             Material Payments.  The Borrower shall not, nor shall it suffer or permit any other Company to, make any material payments to any shareholder, Affiliate or executive, other than commercially reasonable salaries and employment bonuses that are consistent with past company practices, without the prior written approval of the Agent, with the consent of the Majority Lenders, which approval shall not be unreasonably withheld.

(n)                                 Transfer of Guarantor Shares.  The Borrower shall not, nor shall it suffer or permit any other Company to, directly or indirectly, Transfer any Shares or other equity interests in any Guarantor without the prior written approval of the Agent, with the consent of the Majority Lenders, which may be arbitrarily withheld.

(o)                                 Material Contracts.  The Borrower shall not, nor shall it suffer or permit any other Company to, make any amendments, nor make or permit any waivers or consent to waivers under or in respect of any Material Contracts or Project Documents that would result or have the potential to result in a Material Adverse Effect, without the prior written approval of the Agent, with the consent of the Majority Lenders.

(p)                                 RBC Cash Collateral.  The Borrower shall not cause or permit the RBC Cash Collateral to exceed $8,000,000 in the aggregate.

8.3                                                                               Performance of Covenants by Agent

The Agent may, on the instructions of the Majority Lenders and upon notice by the Agent to the Borrower, perform any covenant of the Borrower under this Agreement which the Borrower fails to perform or cause to be performed and which the Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Agent shall require the Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Agent and the Lenders under this Agreement or as a waiver of such covenant by the Agent.  Any amounts paid by the Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Agent on behalf of the Lenders on demand.

ARTICLE 9
CONDITIONS PRECEDENT TO OBTAINING CREDIT

9.1                                                                               Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on each Drawdown Date:

(a)                                 the Borrower shall have complied with the requirements of Articles 3 and 4, as the case may be, in respect of the relevant Credit Facility;

(b)                                 the conditions set out in Section 9.2 shall have been waived or fully satisfied;

(c)                                  the Agent shall have received a valid, binding and enforceable intercreditor agreement in respect of the Senior Credit Facilities, together with a postponement of interest in respect of same for registration purposes, both in form and substance satisfactory to the Agent, in its sole discretion;

(d)                                 all covenants herein to be performed by any Obligor shall have been fully performed (including payment of any fees due and payable on or before such date);

(e)                                  no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(f)                                   the Finance Parties shall be satisfied that no event or circumstance shall have occurred or exist that the Finance Parties believe, in their sole discretion, has had or could be expected to have a Material Adverse Effect;

(g)                                  the representations and warranties of the Borrower contained in Section 7.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date (or if stated to have been made solely as of an earlier date, such representation and warranty shall be true or correct as of such earlier date or unless such representations and warranties have been varied with the prior written consent of the Agent);

(h)                                 without limiting the generality of Section 9.1(i), the Base Case Financial Model shall be in form and substance acceptable to the Agent, in its sole discretion;

(i)                                     the Agent shall be satisfied with the form and substance of all financial reporting made prior to each Drawdown Date by the Borrower to the Agent pursuant to Section 8.1(b), including but not limited to the all results of operations for the periods covered by such reporting and all variances between such results of operations and the Base Case Financial Model;

(j)                                    in respect of the initial advance under the Standby Line Facility, the Gold Loan Facility shall have been fully advanced by the Lenders to the Borrower hereunder; and

(k)                                 on or after September 1, 2012, the Borrower shall have delivered or caused to be delivered each of the documents required to be delivered by the Agent pursuant to Section 8.1(bb) and all such security shall have been duly registered in all offices where such registration is prudent or necessary and such security shall be subject only to Permitted Liens.

9.2                                                                               Conditions Precedent to Initial Extension of Credit under this Agreement

The obligations of the Lenders to extend credit under the Gold Loan Facility are subject to the fulfilment of the following conditions precedent on or as soon as practicable following the date of this Agreement, and, in any case, prior to June 29, 2012:

(a)                                 the Borrower shall have duly executed and delivered to the Agent the Credit Documents, in form and substance satisfactory to the Agent;

(b)                                 the Agent shall have received, in form and substance satisfactory to the Agent:

(i)            a Drawdown Notice in respect of the advance of (A) the Gold Loan Facility Commitment Amount, and (B) the Standby Line Facility (if any), in each case, duly executed by the Borrower and containing a detailed description of expenditures to be funded thereby;

(ii)           a promissory note in the principal amount of the advance under the Gold Loan Facility, duly executed by the Borrower;

(iii)          a grid promissory note in respect of the Standby Line Facility, executed by the Borrower;

(iv)                              certificates of status or other similar type of evidence for the Borrower from all Relevant Jurisdictions;

(v)                                 certified copies of the constating documents of the Borrower;

(vi)                              certified copies of the directors’ resolutions of the Borrower with respect to its authorization, execution and delivery of the Credit Documents;

(vii)         a certificate of an officer of the Borrower as to corporate matters and certifying that (A) all of the representations and warranties of the Borrower contained herein or in any other Credit Document are true and correct on and as of such date, (B) all covenants of the Borrower to be completed on or before such date have been duly performed; and (C) no Default or Event of Default has occurred and is continuing;

(viii)        Exchange and all other regulatory approvals, including approvals to the transactions contemplated herein, if required;

(ix)                              releases, discharges and postponements (in registrable form where appropriate) covering all Liens or other encumbrances affecting the Secured Assets which are not Permitted Liens, if any, or an undertaking satisfactory to the Agent to provide such releases, discharges and postponements;

(x)                                 evidence that all Liens granted to the Agent pursuant to the Credit Documents have been duly perfected and registered in all Relevant Jurisdictions and any other relevant jurisdiction as required by the Agent and its counsel;

(xi)                              an irrevocable direction to pay with respect to the advance made under (i) the Gold Loan Facility; and (ii) the Standby Line Facility, if applicable;

(xii)         opinions of Canadian and United States counsel to the Borrower relating to, among other things, the subsistence of the Borrower, and the due authorization, execution, delivery and enforceability of the Credit Documents and securities law matters;

(xiii)        a title opinion of counsel to the Borrower in respect of the Timmins/Thunder Creek Mine Complex and the Bell Creek Mine Complex (including an opinion with respect to issues arising under the Planning Act (Ontario));

(xiv)                       a Perfection Certificate of the Borrower;

(xv)                          a schedule detailing all policies of insurance maintained in accordance with Section 8.1(d) and the coverage effected thereby, such evidence with respect to the adequacy of insurance cover stipulated pursuant to Section 8.1(d) as the Agent may require endorsements to all such insurance policies signed by the issuers of such policies and acknowledging the interests of the Agent, acting on behalf of the Lenders, in such policies as referred to in Section 8.1(d) and evidence reasonably satisfactory to it that all premiums (or deposits in connection therewith) required to be paid in order to ensure that the policies referred to in Section 8.1(d) are in full force and effect, have been paid and that all such policies are in full force and effect;

(xvi)                       consent of Goldcorp and Goldcorp Canada in respect of the Goldcorp Agreements which require such consent for purposes of the grant of the Security, the execution of the Security Documents or the rights of the Finance Parties thereunder;

(xvii)                    consent of the Ministry of Northern Development and Mines in respect of Security granted by the Borrower over its interests in Crown leases;

(xviii)                 the Franco-Nevada Consent;

(xix)                       the Agent shall have received the registration opinion of Cassels Brock & Blackwell LLP, in form and substance satisfactory to the Agent, in respect of the registration of the demand debenture comprising a part of the Security against properties comprising the Timmins/Thunder Creek Mine Complex, the Bell Creek Complex and the Planning Act Properties; and

(xx)                          such other documents, certificates, opinions and agreements which the Lender may reasonably require;

(c)                                  each Lender shall have received the approval of its credit committee and other required authorizations, including the approval of its board of directors and its partners, if applicable;

(d)                                 the Agent shall have received payment of all fees and reimbursable expenses in connection with this Agreement which are payable by the Borrower hereunder;

(e)                                  the Agent and the Lenders shall be satisfied that no event or circumstance shall have occurred or exist that, in their sole and absolute discretion, could reasonably be expected to have a Material Adverse Effect on the Borrower or any of the Projects, including (i) any Material Adverse Change in the business, operations, licenses, permits, assets, Project ownership of the Borrower or plans in relation to the ongoing development and operations of any of the Projects, and (ii) the existence of any pending or threatened litigation proceedings or investigations which could result in a Material Adverse Effect;

(f)                                   the Borrower shall have paid to the Agent, for its own benefit and for the benefit of the Lenders, as applicable, all fees and expenses required to be paid pursuant to Article 4;

(g)                                  there shall be no other Liens whatsoever, which rank equal to or in priority to the Liens granted to the Agent under the Credit Documents, other than Permitted Liens;

(h)                                 the Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(i)                                     (a) all documents and instruments shall have been properly registered, recorded and filed in all places, (b) searches shall have been conducted in all jurisdictions, and deliveries of all consents, approvals (including all environmental approvals reasonably necessary for the construction, development and operation of each of the Projects to the extent required at the given stage of construction, development and operation), directions, acknowledgements (including, for certainty, the consent of any Official Body required for the purpose of charging any leases related to any Project) shall have been made, and (c) deliveries of all undertakings and non-disturbance agreements, negotiable documents of title, ownership certificates and other documents and instruments shall have been made, in each case, which in the opinion of the Agent’s counsel, are desirable or required to make effective the Security created or intended to be created by the Borrower in favour of the Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of the Security.

9.3                                                                               Waiver

The terms and conditions of Sections 9.1 and 9.2 are inserted for the sole benefit of the Agent and the Lenders.  The Agent, with the consent of (a) the Gold Loan Facility Majority Lenders (if the advance is made under the Gold Loan Facility), or (b) the Standby Line Facility Majority Lenders (if the advance is made under the Standby Line Facility), may waive the terms and conditions, in whole or in part, with or without additional terms or conditions, in respect of any extension of credit under the relevant Credit Facility, without prejudicing their right to assert the terms and conditions of Section  9.1 in whole or in part in respect of any other extension of credit under the relevant Credit Facility.  The Agent, with the consent of the Gold Loan Facility Majority Lenders and the Standby Line Facility Majority Lenders, may waive the terms and conditions of Section  9.1, in whole or in part, with or without additional terms or conditions, without prejudicing their right to assert the terms and conditions of Section 9.2 in whole or in part.

ARTICLE 10
DEFAULT AND REMEDIES

10.1                                                                        Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 11.14:

(a)                                 the failure of an Obligor to pay any amount due under the Credit Documents within three Business Days after the payment is due;

(b)                                 the commencement by any Company or by any other Person of proceedings for the dissolution, liquidation or winding up of such Company (other than the dissolution of LSG, 1583908 and 1399724) or for the suspension of operations of such Company (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

(c)                                  if any Company ceases or threatens to cease to carry on its business (other than the dissolution of LSG,1583908 and 1399724) or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(d)                                 if any representation or warranty made by an Obligor in this Agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Agent by an Obligor proves to have been incorrect in any respect when made or furnished and such Obligor fails to remedy such default within 20 Banking Days after the date the Agent has given the Borrower notice thereof.  For certainty, any such representation and warranty which proves to be incorrect shall be considered remedied for the purposes of this Section 10.1(d) if such representation and warranty were made again at any time during the aforementioned grace period and such representation and warranty would no longer be incorrect;

(e)                                  if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Company in connection with any judgment against it in an amount of at least US$500,000, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its entry, commencement or levy;

(f)                                   any breach of any of Section 8.1(c), Section 8.1(w) or any provision of Section 8.2;

(g)                                  the breach or failure of due observance or performance by an Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 10.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Agent or any of the Lenders is a party and such breach or failure continues for 20 Banking Days after the Agent has given the Borrower notice of such breach or failure;

(h)                                 if one or more encumbrancers, lienholders or landlords take possession of any part of the property of a Company (other than at the expiry of a lease) or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least US$1,000,000;

(i)                                     if an event of default under any one or more agreements, indentures or instruments, under which a Company has outstanding Indebtedness in an amount of at least US$1,000,000 or under which another Person has outstanding Indebtedness in an amount of at least US$1,000,000 which is guaranteed by a Company, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by a Company in an amount of at least US$1,000,000 which is payable on demand is not paid on demand, and, without limiting the foregoing, if any event of default occurs under the Senior Credit Facilities where such event of default is not waived or cured in accordance with the terms thereof;

(j)                                    the occurrence of a Change of Control;

(k)                                 the expropriation, condemnation, nationalization or abandonment of any Project or any part thereof;

(l)                                     any failure to maintain all of the Mining Claims;

(m)                             any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Agent, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Agent, within 15 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Agent to so replace such Credit Document;

(n)                                 the validity, enforceability or priority of any of the Credit Documents is contested in any manner by any Obligor;

(o)                                 any Credit Document is terminated or rescinded or any Person takes an action to terminate or rescind any Credit Document;

(p)                                 any Security Document does not create legal, valid, binding and enforceable security over the assets charged under that Security Document;

(q)                                 any Security Document does not constitute first ranking, priority security in the Secured Assets (subject to Permitted Liens); or

(r)                                    a Material Adverse Change occurs;

the Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facilities (provided, however, that the Credit Facilities shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (b) or (c) above) and the Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all Indebtedness of the Borrower to the Lenders pursuant to this Agreement to be immediately due and payable whereupon all such Indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower and the Security shall thereupon immediately become enforceable (provided, however, that all such Indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (b) or (c) above and the Security shall thereupon immediately become enforceable).

10.2                                                                        Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Agent and the Lenders under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by Applicable Law.  Any single or partial exercise by the Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this Agreement does not waive, alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach.  Any waiver by the Agent with the approval of the Majority Lenders of the strict observance, performance or compliance with any term, covenant or condition of this Agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this Agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by the Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

10.3                                                                        Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Agent or such Lender, as the case may be, under the Credit Documents.

ARTICLE 11
THE AGENT

11.1                                                                        Appointment and Authorization of Agent

Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Agent is entering into the provisions of this Section 11.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

11.2                                                                        Interest Holders

The Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 12.5 as the holder of all of the interests of such Lender under the Credit Documents.

11.3                                                                        Consultation with Counsel

The Agent may consult with legal counsel selected by it as counsel for the Agent and the other Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

11.4                                                                        Documents

The Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

11.5                                                                        Agent as Lender

With respect to those portions of the Credit Facility made available by it as a Lender, the Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Agent.  The Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with each Obligor and its Affiliates and Persons doing business with such Obligor and/or any of its Affiliates as if it were not the Agent and without any obligation to account to the Lenders therefor.

11.6                                                                        Responsibility of Agent

The duties and obligations of the Agent to the Lenders under the Credit Documents are only those expressly set forth herein.  The Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred.  The Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

11.7                                                                        Action by Agent

The Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this Agreement; provided, however, that the Agent shall not exercise any rights under Section 10.1 or under any Guarantee or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders.  Furthermore, any rights of the Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Agent upon the request or instructions of the Majority Lenders.  The Agent shall incur no liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders.  In respect of any notice by or action taken by the Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Agent to so notify or act.

11.8                                                                        Notice of Events of Default

In the event that the Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 10.1 of this Agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 10.1 of this Agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the

Majority Lenders have instructed the Agent not to take such action or assert such rights, in no event shall the Agent act contrary to such instructions unless required by law to do so.

11.9                                                                        Responsibility Disclaimed

The Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)                                 to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

(b)                                 to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Credit Documents; or

(c)                                  to any Lenders or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

11.10                                                                 Indemnification

The Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrower) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Agent.

11.11                                                                 Credit Decision

Each Lender represents and warrants to the Agent that:

(a)                                 in making its decision to enter into this Agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by the Agent; and

(b)                                 so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

11.12                                                                 Successor Agent

Subject to the appointment and acceptance of a successor Agent as provided below, the Agent may resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (a) if the successor Agent is an Affiliate or Subsidiary of the Agent on the date hereof or (b) for so long as a Default or Event of Default has occurred and is continuing), shall have the right to appoint a successor Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent.  Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Agent (in its capacity as Agent but not in its capacity as a Lender) and the retiring Agent shall be discharged from its duties and obligations hereunder (in its capacity as Agent but not in its capacity as a Lender).  After any retiring Agent’s resignation hereunder as the Agent, provisions of this Article 11 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent.

11.13                                                                 Delegation by Agent

The Agent shall have the right to delegate any of its duties or obligations hereunder as Agent to any Affiliate of the Agent so long as the Agent shall not thereby be relieved of such duties or obligations.

11.14                                                                 Waivers and Amendments

(a)                                 Subject to Sections 11.14(b) and (c), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Gold Loan Facility Majority Lenders and the Standby Line Facility Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Agent with the consent of the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)                                 With the prior written consent of (i) the Gold Loan Facility Majority Lenders for changes in respect of the Gold Loan Facility, or (ii) the Standby Line Facility Majority Lenders for changes in respect of the Standby Line Facility, any amendment of or waiver with respect to any provision of any Credit Document, as applicable, may act to:

(i)                                     increase the amount of such Credit Facility;

(ii)                                  extend the Gold Loan Facility Maturity Date or the Standby Line Facility Maturity Date, as applicable;

(iii)                               extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Agent in respect of such Credit Facility;

(iv)                              change the percentage of the Lenders’ requirement to constitute the Gold Loan Facility Majority Lenders or the Standby Line Facility Majority Lenders, as applicable; or

(v)                                 reduce the stated amount or postpone the date for payment of fees or other amounts to be paid in respect of such Credit Facility,

and, with the prior written consent of both the Gold Loan Facility Majority Lenders and the Standby Line Facility Majority Lenders, any amendment of or waiver with respect to any provision of any Credit Document, as applicable, may act to:

(vi)                              amend the definition of Majority Lenders;

(vii)                           permit any subordination of any of the Secured Obligations;

(viii)                        release or discharge any Guarantee or, except as otherwise permitted pursuant to Section 11.20, the Security Documents, in whole or in part; or

(ix)                              alter the terms of this Section 11.14.

(c)                                  No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Agent shall be effective without the prior written consent of the Agent.

(d)                                 No amendment of this Agreement which would change the any Individual Commitment of a Lender shall be effective without the prior written consent of such Lender.

11.15                                                                 Determination by Agent Conclusive and Binding

Any determination to be made by the Agent on behalf of or with the approval of the Gold Loan Facility Majority Lenders, the Standby Line Facility Majority Lenders or the Majority Lenders in accordance with this Agreement shall be made by the Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.  The Obligors are entitled to assume that any action taken by the Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the relevant group of majority lenders, as the case may be, pursuant to the terms hereof.

11.16                                                                 Adjustments among Lenders after Acceleration

(a)                                 The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 10.1 or after the cancellation or termination of the Credit Facilities, they will at any time or from time to time upon the request of any Lender through the Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 11.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to each Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)                                 The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 10.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to each Credit Facility immediately prior to the cancellation or termination thereof immediately prior to such acceleration, cancellation or termination.

(c)                                  For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 11.16(a) and 11.16(b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Lenders thereunder.

(d)                                 The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 11.16.

11.17                                                                 Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder including by way of set off pursuant to Section 10.3 which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

11.18                                                                 Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Agent of any notice or other document which is delivered to the Agent hereunder on behalf of the Lenders, the Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Agent to each of the Lenders.

11.19                                                                 Other Security Not Permitted.  None of the Lenders shall be entitled to enjoy any Lien with respect to any of the Secured Assets other than the Security.

11.20                                                                 Discharge of Security.  To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 11.20.

11.21                                                                 Decision to Enforce Security.  Upon the Security becoming enforceable in accordance with its terms, the Agent shall promptly so notify each of the Lenders.  Any Lender may thereafter provide the Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced.  In seeking such instructions, the Agent shall submit a specific proposal to the Lenders. From time to time, any Lender may submit a proposal to the Agent as to the manner in which the Security should be enforced and the Agent shall submit any such proposal to the Lenders for approval of the Majority Lenders. The Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders.  If the Majority Lenders instruct the Agent to enforce the Security, each of the Lenders agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Credit Document and in accordance with the relevant Credit Document.

11.22                                                                 Enforcement.  The Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

11.23                                                                 Application of Cash Proceeds of Realization.

(a)                                 All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Agent and disposed of, or realized upon, by the Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)                                 Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)                                     firstly, to the payment of all outstanding fees and reasonable costs and expenses incurred by the Agent (including all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents and Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)                                  secondly, in payment of all amounts of money borrowed or advanced by the Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)                               thirdly, to the payment of the Secured Obligations of the Borrower (including holding as cash collateral to be applied against Secured Obligations of the Borrower which have not then matured) to the Lenders pro rata in accordance with the principal amounts they and any Persons who have become Participants in their Individual Commitments have advanced to the Borrower under both Credit Facilities; and

(iv)                              the balance, if any, in accordance with Applicable Law.

11.24                                                                 Collective Action of the Lenders.  Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Credit Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Credit Documents).  Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Credit Documents).  Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent.  Notwithstanding the foregoing, in the absence of instructions from the Majority Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

11.25                                                                 Survival.  The provisions of this Article 11 and all other provisions of this Agreement which are necessary to give effect to each of the provisions of this Article 11 shall survive the permanent repayment in full of the Credit Facilities and the termination of all of the commitments of the Lender in connection therewith until such time as all of the Secured Obligations of the Borrower have been repaid in full and all of the commitments of the Lenders in connection therewith have been terminated.

ARTICLE 12
MISCELLANEOUS

12.1                                                                        Notices

Except as provided below, all notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable address or telefacsimile number, as the case may be, set out opposite the party’s name below or to such other address or addresses or telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

Each party hereto agrees that all information, orders, and instructions that may arise as a result of this Agreement and amendments hereto can be sent to any other party hereto via e-mail.  Each party hereto is authorized to send information to any e-mail address that any other party hereto has previously given the Agent in writing or of which they are aware from e-mail communication with the other parties.  The Borrower further authorizes the Agent to communicate via e-mail with third parties who are likewise affected by the services provided by the Agent.  In all instances (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), except that if such notice of other communication is not sent prior to 4:00 p.m. (Toronto time), such notice or communication shall be deemed to have been sent prior to 4:00 p.m. (Toronto time) on the next Banking Day and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor. The Agent is entitled to assume that all orders and instructions e-mailed by the Borrower or a third party designated in writing by the Borrower within the scope of this Agreement or amendments hereto are from an individual authorized to give such orders or instructions, irrespective of the existing signatory rights in accordance with the commercial register or the specimen signatures. The parties hereto are aware of the following risks of exchanging information electronically:

(a)                                 unencrypted information is transported over an open, publicly accessible network and can, in principle, be viewed by others, thereby allowing conclusions to be drawn about an existing banking relationship;

(b)                                 information can be changed by a third-party;

(c)                                  the identity of the sender (email address) can be assumed or otherwise manipulated; and

(d)                                 the exchange of information can be delayed or interrupted due to transmission errors, technical faults, interruptions, malfunctions, illegal interventions, network overload, the malicious blocking of electronic access by third parties, or other shortcomings on the part of the network provider. Time-critical orders and instructions might not be processed in due time. Therefore, the parties hereto are advised to use another suitable means of communication for these types of orders and instructions.

In the case of the Borrower:	Lake Shore Gold Corp.
Suite 2000
181 University Avenue
Toronto, Ontario M5H 3M7
	Attention:	Chief Financial Officer
	Telefax:	(416) 703-7764
	Email:	mstifano@lsgold.com

In the case of each Lender:	c/o Sprott Resource Lending Partnership
Suite 2750
200 Bay Street
Toronto, Ontario
Canada M5J 2J2
	Attention:	Chief Financial Officer
	Telefax:	(416) 977-9555
	Email:	jgrosdanis@sprottlending.com

In the case of the Agent:	Sprott Resource Lending Partnership
Suite 2750
200 Bay Street
Toronto, Ontario
Canada M5J 2J2
	Attention:	Chief Financial Officer
	Telefax:	(416) 977-9555
	Email:	jgrosdanis@sprottlending.com

12.2                                                                        Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

12.3                                                                        Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

12.4                                                                        Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

12.5                                                                        Assignment

(a)                                 Neither the Credit Documents nor the benefit thereof may be assigned by any Obligor.

(b)                                 A Lender may at any time sell to one or more other Persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this Agreement to the Borrower shall remain unchanged, such Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to such Lender in connection with such Lender’s rights under this Agreement.  The Borrower agrees that if amounts outstanding under this Agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this Agreement.  The Borrower also agrees that each Participant shall be entitled to the benefits of Article 5 with respect to its participation hereunder and for the purposes of Article 5 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 5 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred. Each Lender which sells a participating interest in a credit facility shall forthwith notify the Agent in writing thereof

(a “Participant Notice”).  Each Participant Notice shall specify the correct legal name of the Participant(s) and shall indicate to the Agent the number of Gold Loan Facility Shares, Standby Line Facility Shares or Shares, if any, to which such Participants are entitled pursuant to Section 4.3, Section 4.4, Section 4.5 or Section 4.6 (each, an  “Issuance Provision”), as applicable.  Participant Notices shall be irrevocable for a period of 4 calendar weeks and shall be delivered to the Agent note less than 5 Banking Days and not more than 10 Banking days prior to the issuance of warrants or Shares pursuant to any Issuance Provision.  If the Agent does not receive a timely Participant Notice, then, notwithstanding anything in this Agreement, it may direct the Borrower to issue warrants or Shares, as the case may be, issued pursuant to any Issuance Provision, to the Lenders rateably in proportion to their Pro Rata Shares of the relevant Credit Facility.

(c)                                  With the prior written consent of the Agent (which consent may be given or withheld in the Agent’s sole discretion), a Lender may at any time after a Credit Facility has been drawn down, sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”).  For greater certainty, if a Drawdown Notice is not delivered to the Agent before the last day of the Availability Period, no Lender may assign all or any part of its rights or obligations in respect of the Standby Line Facility hereunder.  If a portion only of a Lender’s Individual Commitment in respect of either Credit Facility is assigned hereunder, such part must be in a minimum amount of $1,000,000 and in integral multiples of $1,000,000 thereafter.  Upon such sale, the relevant Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased.  Any such assignment by a Lender shall not be effective unless and until (i) such Lender has paid to the Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, (ii) the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment with respect to the relevant Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 12.1, (iii) the requisite consent to such assignment has been obtained, and (iv) a copy of a fully executed copy of such instrument has been delivered to each of the Agent and the Borrower.  Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the relevant Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to the relevant Credit Facility.

(d)                                 The Borrower authorizes the Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Obligors which has been delivered to them by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Obligors prior to becoming a party to this Agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation, legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).

(e)                                  Register.  The Agent shall maintain at one of its offices a copy of each assignment delivered to it pursuant to Section 12.5(c) and a register for the recordation of the names and addresses of the Lenders, and the Individual Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

12.6                                                                        Entire Agreement

This Agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof, including the Term Sheet.

12.7                                                                        Further Assurances

The Borrower shall, and shall cause each Guarantor to, from time to time and at all times hereafter, upon every reasonable request of the Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Obligors, in form and substance satisfactory to the Agent, as the Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Agent for its own benefit and for the benefit of the Lenders, and (ii) the intended first ranking priority of such Liens, subject only to Permitted Liens.

12.8                                                                        Judgment Currency

(a)                                 If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 12.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 12.8 referred to as the “Indebtedness Currency”) under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)                                   the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)                                the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 12.8(a)(ii) being hereinafter in this Section 12.8 referred to as the “Judgment Conversion Date”).

(b)                                 If, in the case of any proceeding in the court of any jurisdiction referred to in Section 12.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)                                  Any amount due from the Borrower under the provisions of Section 12.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(d)                                 The term “rate of exchange” in this Section 12.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

12.9                                                                        Titles

For certainty, the Persons named herein as “Lead Arranger” shall have no responsibilities or obligations hereunder in its capacity as such.

12.10                                                                 Confidentiality

Each Lender agrees to use commercially reasonable efforts to ensure that financial statements or other information relating to the Obligors which may be delivered to it pursuant to this Agreement and which are not publicly filed or otherwise made available to the public generally will be treated confidentially by such Lender and that such financial statements or other information will not, except with the written consent of the Borrower, be distributed or otherwise made available by any Lender to any Person other than its Affiliates or its directors, officers, employees, authorized agents, counsel, auditors or other representatives (provided the other representatives have agreed or are under a duty to keep all information confidential) who that Lender considers appropriate to have such information.  Each Lender is authorized to deliver a copy of any financial statements or any other information which may be delivered to it pursuant to this Agreement, to (i) the Agent or another Lender, (ii) any actual or potential Transferee provided prior written notice is given to the Borrower and the Transferee agrees to keep all such information confidential, and (iii) any Official Body having jurisdiction over such Lender in order to comply with any Applicable Law, regulation or legal process; provided, however, that the foregoing confidentiality provisions shall not apply to information which is already known to the relevant Lender at the time of disclosure or is lawfully obtained by such Lender after disclosure.  The Borrower covenants and agrees not to identify the Agent or any Lender in any news release or other public disclosure without the prior written consent of the Agent and the Lenders, as applicable.

[The remainder of this page is intentionally left blank.  Signature pages follow]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

LAKE SHORE GOLD CORP.

By:	“Anthony Makuch”
Anthony Makuch
President & Chief Executive Officer

By:	“Mario Stifano”
Mario Stifano
Vice-President & Chief Financial Officer

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Agent

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Narinder Nagra”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Lender

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Narinder Nagra”
Authorized Signatory

SAMGENPAR LTD., as Lender

By:	“Steven Rostowsky”
Authorized Signatory

EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP, by its general partner, Resource Capital Investment Corporation, as Lender

By:	“Gretchen Carter”
Authorized Signatory

DUNDEE CORPORATION, as Lender

By:	“Ned Goodman”
Authorized Signatory

By:	“Sivan Fox”
Authorized Signatory

HELMSDALE BANK CORP., as Lender

By:	“Randy Barker”
Authorized Signatory

SIGNED AND DELIVERED in the presence of: )
)
)
)	“A. Murray Sinclair”
(Signature))	A. MURRAY SINCLAIR
)
)
(Print Name))
)
)
(Address))
)
)
(Occupation))

CIDEL TRUST COMPANY, in trust for RRSP #135300 (Stewart Robertson), as Lender

By:	“Ryle Weekes”
Authorized Signatory

By:	“Mohammed Patel”
Authorized Signatory

SCHEDULE A
LENDERS AND INDIVIDUAL FACILITY COMMITMENTS

GOLD LOAN FACILITY:

Lenders	Individual Gold Loan Facility Commitments

Sprott Resource Lending Partnership Suite 2750, 200 Bay Street Toronto, Ontario M5J 2J2	$13,000,000

Samgenpar Ltd. c/o Citco Fund Services (Bermuda) Limited Mintflower Place, 4th Floor 48 Par-La-Ville Road Hamilton HM08 Bermuda	$5,000,000

Exploration Capital Partners 2000 Limited Partnership 7770 El Camino Real Carlsbad, CA 92009	$5,000,000

Dundee Corporation 21st Floor, Dundee Place 1 Adelaide Street East Toronto, Ontario M5C 2V9	$3,500,000

Helmsdale Bank Corp. 2nd Floor, Vista Complex Worthing Christ Church, Barbados	$7,500,000

A. Murray Sinclair 1712 Acadia Rd. Vancouver, BC V6T 1R3	$500,000

Cidel Trust Company, in trust for RRSP #135300 (Stewart Robertson) The Rowanwood Centre 1067 Yonge Street Toronto, ON M4W 2L2	$500,000

Total:	$35,000,000

Schedule A —Lenders and Individual Facility Commitments

STANDBY LINE FACILITY:

Lenders	Individual Standby Line Facility Commitments

Sprott Resource Lending Partnership Suite 2750, 200 Bay Street Toronto, Ontario M5J 2J2	$13,000,000

Samgenpar Ltd. c/o Citco Fund Services (Bermuda) Limited Mintflower Place, 4th Floor 48 Par-La-Ville Road Hamilton HM08 Bermuda	$5,000,000

Exploration Capital Partners 2000 Limited Partnership 7770 El Camino Real Carlsbad, CA 92009	$5,000,000

Dundee Corporation 21st Floor, Dundee Place 1 Adelaide Street East Toronto, Ontario M5C 2V9	$3,500,000

Helmsdale Bank Corp. 2nd Floor, Vista Complex Worthing Christ Church, Barbados	$7,500,000

A. Murray Sinclair 1712 Acadia Rd. Vancouver, BC V6T 1R3	$500,000

Cidel Trust Company, in trust for RRSP #135300 (Stewart Robertson) The Rowanwood Centre 1067 Yonge Street Toronto, ON M4W 2L2	$500,000

Total:	$35,000,000

2

SCHEDULE B

FORM OF COMPLIANCE CERTIFICATE

TO:	Sprott Resource Lending Partnership, as Agent

I,                                         , the [senior financial officer] of Lake Shore Gold Corp. (the “Borrower”), hereby certify that:

1.                                      I am the duly appointed [senior financial officer] the Borrower named in the credit agreement made as of June 13, 2012, as amended (the “Credit Agreement”) between the Borrower, the Lenders named therein and Sprott Resource Lending Partnership, as agent of the Lenders and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.                                      I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 7, Article 8 and Article 9 therein.

3.                                      To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending                                               , the amounts and financial ratios as contained in Sections 8.1 (x), (y), (z) and (aa) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

		Actual Amount or Percentage	Required Amount or Percentage
(a)	Total Indebtedness to Tangible Net Worth Ratio		<0.25:1
(b)	(1)Leverage Ratio		<3.00:1
(c)	Current Ratio		>1.10:1
(d)	Reserve Tail Ratio		>30%

The attached calculation worksheet as at the relevant period ending                  accurately sets out the information therein contained.

4.                                      Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

(1)  From and including the Fiscal Quarter ending September 30, 2011.

Schedule B —Form of Compliance Certificate

DATED this day of , 20 .

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

2

CALCULATION WORKSHEET

Following the definitions and calculations more fully defined in the Credit Agreement:

1.             Total Indebtedness to Tangible Net Worth

Tangible Net Worth:

Equity as of financial statements dated [ ]	U.S.$
Less:
Goodwill and other Intangible Assets	U.S.$( )
Tangible Net Worth	U.S.$ (A)

Indebtedness:

[itemize]		U.S.$ (B)

Reimbursement Obligations in respect of any letters of credit, letter of guarantee or surety bond (to extent fully defeased by cash collateral)	U.S. $ (C)

Total Indebtedness (B - C)	U.S.$ (D)

Total Indebtedness to Tangible Net Worth	<*>:1 (D:A)

Minimum Requirement	0.25:1

2.             Leverage Ratio

Net Indebtedness:

Total Indebtedness		U.S.$ (D)

Cash(2)	U.S.$ (E)

Net Indebtedness (D - E)	U.S. $ (F)

Rolling EBITDA:

(2)  For certainty, any Cash at any particular time that constitutes cash collateral for the purposes of clause (iv) of the definition of “Indebtedness” (i.e. Reimbursement Obligations in respect of any letters of credit, letter of guarantee or surety bond) shall not constitute Cash for the purposes of determining Net Indebtedness at such time.

3

EBITDA	U.S. $ (G)

Rolling Permitted Acquisition EBITDA	U.S. $ (H)

Rolling EBITDA (G+H)	U.S. $ (I)

Leverage Ratio (Actual)	U.S. $ (F:I)

Minimum Requirement	3.00:1

3.             Current Ratio

Current Assets	U.S. $ (J)

Current Liabilities	U.S. $ (K)

Current Ratio (Actual)	U.S. $ (J:K)

Minimum Requirement	1.10:1

4.             Reserve Tail Ratio

Current Forecasted Contained Gold from Proven and Probable Reserves from Maturity Date through remainder of Life of Mine	ounces (L)

Remaining Proven and Probable Reserves for Contained Gold to be produced from the Projects for the Life of Mine	ounces (M)

Reserve Tail Ratio (Actual)	(L/M)

Minimum Requirement	30%

4

SCHEDULE C

FORM OF ASSIGNMENT

Dated                     , 20

Reference is made to the Credit Agreement made as of June 13, 2012, as amended, supplemented or revised from time to time (the “Credit Agreement”) between Lake Shore Gold Corp., as borrower, the Lenders named therein and Sprott Resource Lending Partnership, as agent of the Lenders (in that capacity, the “Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

                                             (the “Assignor”) and                                    (the “Assignee”) agree as follows:

(a)           The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a             % interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as it relates to the Credit Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Credit Facility).

(b)           The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is $                       (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $                       (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Agent and the Borrower of the assignment to the Assignee hereunder.

(c)           The effective date of this Assignment (the “Effective Date”) shall be the later of                        and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Agent in accordance with Section 12.5(c) of the Credit Agreement.

(d)           The Assignee hereby agrees to the specific Individual Commitment of $                       with respect to the Credit Facility and to the address, telefacsimile number and email address set out after its name on the signature page hereof for the purpose of notices as provided in Section 12.1 of the Credit Agreement.

(e)           As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the

Schedule C — Form of Assignment

Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)            The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

Address

Attention:
Telefax:
Email:

2

Acknowledged and agreed to as of this                        day of                        , 20            .

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Agent

By:
Name:
Title:

Acknowledged and agreed to as of this                    day of                           , 20          .

(3)LAKE SHORE GOLD CORP.

By:
Name:
Title:

(3)  Only required, inter alia, if no Default has occurred and is continuing.

3

SCHEDULE D

FORM OF DRAWDOWN NOTICE

TO:                                                                         Sprott Resource Lending Partnership

Suite 2750

200 Bay Street

Toronto, Ontario

Canada M5J 2J2

Attention:                                    Chief Financial Officer

Telefax:                                                (416) 977-9555

Email:                                                          jgrosdanis@sprottlending.com

RE:                                                                          [Gold Loan Facility / Standby Line Facility] in the principal amount of $35,000,000 made pursuant to a credit agreement made as of June 13, 2012 between Lake Shore Gold Corp., as borrower, the Lenders named therein and Sprott Resource Lending Partnership, as agent of the Lenders (the “Credit Agreement”)

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the [Gold Loan Facility / Standby Line Facility] on [date of drawdown] as follows:

Principal Amount:

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to                                and this shall be your good and sufficient authority for so doing.]

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the              day of                               , 201    .

LAKE SHORE GOLD CORP.

By:
Name:
Title:

Schedule D – Form of Drawdown Notice

SCHEDULE E

CORPORATE STRUCTURE

SCHEDULE F

SECURITY DOCUMENTS

1.             General security agreement to be made by the Borrower in favour of the Agent.

2.             Debenture to be made by the Borrower in favour of the Agent.

3.             Debenture Delivery Agreement to be made by the Borrower in favour of the Agent.

Schedule F - Security Documents

SCHEDULE G

PROJECTS AND PLANNING ACT LANDS

Bell Creek Complex Lands

Crown leases

1.  PIN 65360-0046

2.  PIN 65360-0129

Private mining leases

1.  PIN 65360-0030

2.  PIN 65360-0031

Freeholds

1.  PIN 65360-0045

2.  PIN 65360-0027

3.  PIN 65360-0026

4.  PIN 65360-0029

5.  PIN 65360-0028

Timmins/Thunder Creek Mine Lands

Crown leases

1.  PIN 65440-0118

2.  PIN 65440-0052

3.  PIN 65440-0120

4.  PIN 65440-0132

Freeholds

1.  PIN 65440-0038

2.  PIN 65440-0041

3.  PIN 65440-0044

Schedule G — Projects and Planning Act Lands

4.  PIN 65440-0039

5.  PIN 65440-0042

6.  PIN 65440-0045

7.  PIN 65440-0051

8.  PIN 65440-0053

9.  PIN 65440-0059

10.  PIN 65440-0040

11.  PIN 65440-0043

12.  PIN 65440-0050

13.  PIN 65440-0086

14.  PIN 65440-0054

15.  PIN 65440-0060

16.  PIN 65440-0047

17.  PIN 65440-0049

18.  PIN 65440-0046

Unpatented Mining Claims

1.              P4211038

2.              P4211039

3.              P4211037

4.              P4211040

5.              P1159635

6.              P1159636

7.              P1159637

8.              P1159638

9.              P1159639

10.       P1159640

11.       P1159641

12.       P1176341

13.       P1177807

14.       P1177808

15.       P1177809

16.       P1177811

17.       P1177822

18.       P1181409

19.       P1181410

2

20.       P1181413

21.       P1181995

22.       P1189528

23.       P1189580

24.       P1189592

25.       P1189593

26.       P1189886

27.       P1193477

28.       P1198803

29.       P1198804

30.       P1201162

31.       P1203840

32.       P1217601

33.       P530884

34.       P583234

35.       P649964

36.       P649965

37.       P764945

Planning Act Lands

Freeholds

1.  PIN 65440-0021

2.  PIN 65440-0022

3.  PIN 65440-0023

4.  PIN 65440-0024

5.  PIN 65440-0025

6.  PIN 65440-0026

7.  PIN 65440-0055

8.  PIN 65440-0056

9.  PIN 65440-0057

10.  PIN 65440-0058

11.  PIN 65440-0062

12.  PIN 65440-0063

13.  PIN 65440-0064

14.  PIN 65440-0069

3

15.  PIN 65440-0114

16.  PIN 65440-0133

Fenn Gibb Lands

Unpatented Claims

1.              L894174

2.              L894178

3.              L894179

4.              L4258499

5.              L1200195

6.              L1200196

7.              L1200197

8.              L1200198

Crown Leases

1.              Pin 65379-0004(LT)

2.              Pin 65379-0256(LT)

3.              Pin 65379-0199(LT)

4.              Pin 65379-0198(LT)

Private Leases

1.              Pin 65379-0195(LT) (Shareholder Securities Limited)

2.              Pin 65379-0193(LT) (Shareholder Securities Limited)

3.              Pin 65379-0189(LT) (Shareholder Securities Limited)

4.              Pin 65379-0194(LT) (Shareholder Securities Limited)

5.              Pin 65379-0192(LT) (Shareholder Securities Limited)

6.              Pin 65379-0191(LT) (Shareholder Securities Limited)

7.              Pin 65379-0188(LT) (Jubilee Gold Inc.)

8.              Pin 65379-0187(LT) (Jubilee Gold Inc.)

9.              Pin 65367-0112(LT) (Jubilee Gold Inc.)

10.       Pin 65367-0114(LT) (Jubilee Gold Inc.)

4

11.       Pin 65367-0113(LT) (Jubilee Gold Inc.)

12.       Pin 65367-0115(LT) (Jubilee Gold Inc.)

13.       Pin 65367-0110(LT) (Jubilee Gold Inc.)

Freeholds

1.              Pin 65379-0159(LT)

2.             Pin 65379-0160(LT)

3.              Pin 65379-0161(LT)

4.              Pin 65379-0135(LT)

5.              Pin 65379-0134(LT)

6.              Pin 65367-0145(LT)

7.              Pin 65367-0119(LT)

8.              Pin 65379-0197(LT)

9.              Pin 65379-0196(LT)

10.       Pin 65367-0153(LT)

11.       Pin 65367-0141(LT)

12.       Pin 65367-0116(LT)

Thorne Lands

Unpatented Mining Claims

1.              796731

2.              796732

3.              796733

4.              796734

5.              805191

6.              805192

7.              805193

8.              834158

9.              834159

10.       834367

11.       834368

12.       834369

13.       838437

14.       838438

15.       838439

5

16.       838440

17.       838441

18.       838442

19.       838443

20.       838444

21.       838445

22.       838446

23.       838447

24.       838448

25.       892792

26.       923601

27.       923602

28.       923603

29.       923604

30.       923605

31.       923606

32.       923607

33.       923608

34.       923609

35.       923610

36.       923611

37.       923612

38.       923613

39.       923614

40.       923615

41.       923616

42.       923617

43.       923618

44.       923646

45.       923647

46.       923648

47.       923650

48.       930782

49.       930783

50.       930784

51.       930785

52.       930786

53.       956076

54.       956077

55.       956078

56.       956079

57.       956080

58.       956081

59.       956082

60.       956083

6

61.       956092

62.       956093

63.       956094

64.       956095

65.       956096

66.       956097

67.       956098

68.       956099

69.       956100

70.       956201

71.       956202

72.       956206

73.       956207

74.       956208

75.       956209

76.       956216

77.       956217

78.       956218

79.       956219

80.       956226

81.       956227

82.       956228

83.       956229

84.       956230

85.       956231

86.       995645

87.       995646

88.       1159643

89.       1177817

90.       1189541

91.       1189542

92.       1189549

93.       1189552

94.       1189553

95.       1189554

7

SCHEDULE H
GOLDCORP AND BARRICK AGREEMENTS

Part 1: Goldcorp Agreements

1.                                      Asset Purchase Agreement dated July 20, 2007 among Lake Shore Gold Corp., Goldcorp Canada and Kinross Gold Corporation

2.                                      Agreement dated July 20, 2007 among Lake Shore Gold Corp., Goldcorp Canada and Kinross Gold Corporation

3.                                      Memorandum of Agreement dated December 17, 2007 among Goldcorp Canada, Her Majesty the Queen in right of the Province of Ontario and Lake Shore Gold Corp.

4.                                      Hydro Lease Termination Agreement dated December 17, 2009 among Goldcorp Canada, Goldcorp Inc. and Lake Shore Gold Corp.

5.                                      Hydro Lease Agreement dated December 18, 2007 among Lake Shore Gold Corp. as owner and tenant and Goldcorp Canada and Kinross Gold Corporation as landlord

6.                                      Royalty Agreement dated December 18, 2007 between Lake Shore Gold Corp. as owner and Goldcorp Canada and Kinross Gold Corporation as holder

7.                                      Access Agreement dated June 17, 2009 between Lake Shore Gold Corp. as grantee and owner and Goldcorp Canada as grantor in respect of Hallnor Road

8.                                      Amended and restated access agreement dated June 17, 2009 between Goldcorp Canada and Goldcorp Inc. as grantor and Lake Shore Gold Corp. as grantee in respect of the Florence Street Access Road

9.                                      Royalty Agreement dated December 17, 2009 among Lake Shore Gold Corp. as owner and Goldcorp Canada and Goldcorp Inc. as holder

10.                               Amending agreement dated December 17, 2009 amending the Access Agreement dated June 17, 2009 between Lake Shore Gold Corp. as grantee and owner and Goldcorp Canada as grantor in respect of Hallnor Road

11.                               A second amended and restated agreement dated December 17, 2009 between Goldcorp Canada and Goldcorp Inc. as grantor and Lake Shore Gold Corp. as grantee in respect of the Florence Street Access Road

12.                               Bell Creek Effluent Discharge Agreement dated December 31, 2011 between Goldcorp Canada and Lake Shore Gold Corp.

13.                               Acknowledgement and Consent Agreement, undated, among Goldcorp Canada and Goldcorp. Inc., Lake Shore Gold Corp. and UniCredit Bank AG

14.                               Transfer of Easement registered on December 17, 2009 as Instrument CB59885 between Goldcorp Canada and Goldcorp Inc. as transferee and Lake Shore Gold Corp. as transferor

Schedule H — Goldcorp and Barrick Agreements

15.                               Restrictive Covenant registered on December 17, 2009 as Instrument CB59886 between Goldcorp Canada and Goldcorp Inc. as benefitting parties and Lake Shore Gold Corp.

Part 2: Barrick Agreements

1.                                      Asset Purchase Agreement dated May 4, 2011 between Barrick Gold Corporation, Barrick Gold Inc., Lac Properties Inc. and Lake Shore Gold Corp.

2.                                      Asset Purchase Agreement dated July 5, 2011 between Barrick Gold Inc., H.E. Neal and Mary Carolyn Neal and Lake Shore Gold Corp.

3.                                      Option to Purchase / Back-In Right Agreement dated August 18, 2011 between Lake Shore Gold Corp. and Barrick Gold Corporation

SCHEDULE I

MATERIAL CONTRACTS

1.                   Indenture dated as of November 29, 2005 between The Canada Trust Company and Michael Finnell as trustees of the Canadian Estate of Frederick William Schumacher, as lessor, and Lake Shore Gold Corp., as lessee. (Bell Creek)

2.                   Lease dated as of July 1, 2011 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Thunder Creek — Mining Lease No. 108773).

3.                   Lease dated as of July 1, 2011 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Thunder Creek — Mining Lease No. 108774).

4.                   Lease dated as of August 1, 2006 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Timmins West Mine — Mining Lease No. 107874).

5.                   Lease dated as of August 1, 1992 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Timmins West Mine — Mining Lease No. 106634).

6.                   Lease dated as of October 1, 2004 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Bell Creek — Mining Lease No. 107727).

7.                  Lease dated as of October 1, 2006 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Bell Creek — Mining Lease No. 107916).

8.                   Lease dated as of April 1, 2011 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Fenn-Gib — Mining Lease No. 108626).

9.                   Lease dated February 1, 2011 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Fenn-Gib — Mining Lease No. 108627).

10.            Lease dated January 1, 2005 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Fenn-Gib — Mining Lease No. 107733).

11.            Lease dated September 1, 1990 between the Crown in right of Ontario, as lessor, and Lake Shore Gold Corp., as lessee (Fenn-Gib — Mining Lease No. 105946).

12.            Credit Agreement dated as of February 24, 2011, between Lake Shore Gold Corp. and UniCredit Bank AG as lead arranger and as documentation agent and administrative agent.

13.            Letter Agreement, between Lacana Ex (1981) Inc. and Shareholders Securities Ltd., dated October 31, 1986.

14.            Lease Agreement, between Pangea Fenn-Gib Ltd., Croesus Gold Inc. and Wood-Croesus Gold Mines Limited, dated June 1, 1997.

15.            Royalty Agreement dated February 29, 2012, between Franco-Nevada Corporation and Lake Shore Gold Corp.

16.            Transmission Connection Agreement between Lake Shore Gold Corp. and Hydro One Networks Inc.

Schedule I — Material Contracts

17.            Master Capital Equipment Lease dated February 10, 2009, between Lake Shore Gold Corp. and Atlas Copco Canada Inc.

2

SCHEDULE J

ROYALTY AGREEMENTS

1.                                      Option Agreement dated July 1, 1978 between Ralph Allerston as optionor and Rosario Resources Canada Ltd. as optionee

2.                                      Option Agreement dated July 16, 1979 between Duncan Prentice and other optionors as optionor and Rosario Resources Canada Ltd. as optionee

3.                                      Option Agreement dated January 18, 1980 between Franklin Wood Fisher, executor of the will of Lawrence Casselman, as optionor and Rosario Resources Canada Ltd. as optionee

4.                                      Letter Agreement dated October 23, 1992 between Henry Hutteri as vendor and Band-Ore Resources Ltd. as purchaser

5.                                      Durham Agreements: (1) Agreement dated December 28, 1992 between Bruce Durham as transferor and Robert Duess, Henry Hutteri and Kenneth Krug; (2) Agreement dated January 4, 1993 between Ray Meikle and Steve Anderson as vendors and Bruce Durham, Henry Hutteri, Robert Duess and Kenneth Krug as purchasers; and (3) Letter Agreement dated January 5, 1993 between Bruce Durham and Henry Hutteri as transferors and Band-Ore Resources Limited as transferee

6.                                      Letter Agreement dated January 5, 1993 between Jim Croxall and Matti Kangas as vendor and Band-Ore Resources Ltd. as purchaser

7.                                      Lease dated July 1, 1994 between Mary Vogel as owner and Edward Ludwig as lessee

8.                                      Letter Agreement dated July 29, 1996 between Lorne La Brash as vendor and Holmer Gold Mines Limited as purchaser

9.                                      Lease dated November 29, 2005 between Lake Shore Gold Corp. and the Schumacher estate

10.                               Royalty Agreement dated December 18, 2007 between Lake Shore Gold Corp. as owner and Goldcorp Canada and Kinross Gold Corporation as holder

11.                               Property Sale and Purchase Agreement dated March 1, 1994, between Homestake Canada Inc., Torogold Resources Inc., and Band-Ore Resources Limited

12.                               Letter Agreement dated January 5, 1993, between Band-Ore Resources Limited and James Croxall (on behalf of himself and Dennis Miller).

13.                               Agreement dated July 26, 1994, between Band-Ore Resources Ltd. and South Africa Minerals Corporation.

14.                               Letter Agreement dated January 4, 1993, between Kingswood Resources Inc. and Mr. R. Duess, (on behalf of himself, Mr. B. Durham, Mr. H. Hutteri and Mr. K. Krug)

15.                               Agreement dated December 5, 1993, between Bruce Durham, Henry Hutteri and Band-Ore Resources Limited.

Schedule J — Royalty Agreements

16.                               Royalty Agreement dated February 29, 2012, between Franco-Nevada Corporation and Lake Shore Gold Corp.

17.                               Letter Agreement, between Lacana Ex (1981) Inc. and Mr. K Skjonsby, dated December 17, 1984.

18.                               Letter Agreement, between Lacana Ex (1981) Inc. and Mr. Archie Fenn, dated September 16, 1986.

19.                               Letter Agreement, between Lacana Ex (1981) Inc. and Shareholders Securities Ltd., dated October 31, 1986.

20.                               Lease Agreement, between Pangea Fenn-Gib LTD., Croesus Gold Inc. and Wood-Croesus Gold Mines Limited, dated June 1, 1997.

21.                               Vending Agreement dated January 4, 2006, between Richmond Minerals Inc. and Tandem Resources Ltd.

22.                               Agreement dated as of June 9, 1993, between Cominco Ltd. and Normina Mineral development Corporation (as amended by Agreement dated February 5, 1998, between Pangea Fenn-Gib Limited and Cominco Ltd.)

2